SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    *               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    *

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2007 and on December 31, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	148,570	218,356
Investments (Note 9)	426,530	638,351
Mortgages and leases receivable, net (Note 6)	241,287	172,733
Other receivables and prepaid expenses (Note 7)	112,661	110,975
Inventories (Note 8)	53,852	35,375

Total Current Assets	982,900	1,175,790

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 6)	12,049	42,442
Other receivables and prepaid expenses (Note 7)	101,877	81,202
Inventories (Note 8)	102,352	220,828
Investments (Note 9)	692,542	673,273
Fixed assets, net (Note 10)	2,340,503	2,027,311
Intangible assets, net	1,904	2,822

Subtotal Non-Current Assets	3,251,227	3,047,878
Negative Goodwill, net	(78,153)	(78,769)

Total Non-Current Assets	3,173,074	2,969,109

Total Assets	4,155,974	4,144,899

	December 31, 2007	June 30, 2007
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	234,680	195,870
Mortgages payable (Note 11)	9,907	17,538
Customer advances (Note 12)	89,474	88,810
Short-term debt (Note 13)	77,712	196,655
Salaries and social security payable	20,483	26,841
Taxes payable	61,323	64,712
Other liabilities (Note 14)	64,640	61,656

Total Current Liabilities	558,219	652,082

NON-CURRENT LIABILITIES
Trade accounts payable	20,415	40,942
Mortgages payable (Note 11)	3,146	4,557
Customer advances (Note 12)	73,321	63,908
Long-term debt (Note 13)	1,096,097	1,217,866
Taxes payable	32,225	29,556
Other liabilities (Note 14)	38,792	38,864

Total Non-Current Liabilities	1,263,996	1,395,693

Total Liabilities	1,822,215	2,047,775

Minority interest	458,672	450,410
SHAREHOLDERS’ EQUITY	1,875,087	1,646,714

Total Liabilities and Shareholders’ Equity	4,155,974	4,144,899

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
Revenues	496,616	340,331
Costs	(209,659)	(142,749)

Gross profit	286,957	197,582

Gain from recognition of inventories at net realizable value	1,382	6,965
Selling expenses	(61,382)	(43,034)
Administrative expenses	(85,376)	(62,333)

Subtotal	(145,376)	(98,402)

Net income from retained interest in securitized receivables	320	5,514

Operating income (Note 4)	141,901	104,694

Amortization of goodwill	616	(498)

Financial results generated by assets:
Interest income	22,635	4,555
Interest on discount by assets	(2,982)	(72)
(Loss) Gain on financial operations	(15,758)	28,423
Exchange differences	13,127	(1,752)

Subtotal	17,022	31,154

Financial results generated by liabilities:
Interest on discount by liabilities	(763)	6
Exchange differences	(18,985)	1,482
Financial expenses	(52,127)	(20,337)

Subtotal	(71,875)	(18,849)

Financial results, net	(54,853)	12,305

(Loss) Gain on equity investees	(9,066)	15,034
Other expenses, net (Note 15)	(4,500)	(6,327)

Income before taxes and minority interest	74,098	125,208

Income tax and Minimum Presumed Income Tax (MPIT)	(46,451)	(37,878)
Minority interest	(21,863)	(21,210)

Net income for the period	5,784	66,120

Earnings per share
Basic net income per share (Note 24)	0.011	0.151
Diluted net income per share(Note 24)	0.011	0.121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	708,523	163,940
Cash and cash equivalents as of end of period	442,782	192,355

Net (decrease) increase in cash and cash equivalents	(265,741)	28,415

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	5,784	66,120
Plus income tax and MPIT accrued for the period	46,451	37,878
Adjustments to reconcile net income to cash flows from operating activities:
• Equity Gain (loss) from related parties	9,066	(15,034)
• Amortization of Goodwill	(616)	—
• Minority interest	21,863	21,210
• Allowances and provision	27,853	16,662
• Amortization and depreciation	61,237	41,996
• Financial results	43,360	(27,755)
• Capitalized financial costs	(8,232)	—
• Fixed assets withdrawals	476	—
• Gain from recognition of inventories at net realizable value	(1,382)	(6,965)
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	16,793	(166)
• Decrease (Increase) in non-current investments	8,552	(17,873)
• Increase in mortgages and lease receivables	(59,903)	(63,526)
• Increase in other receivables	(28,800)	(25,899)
• (Increase) Decrease in inventories	(1,774)	27,243
• Increase in intangible assets	(38)	—
• Decrease in taxes payable, social security payable and customer advances	(50,146)	(23,971)
• Increase in trade accounts payable	35,968	60,917
• (Decrease) Increase in accrued interest	(6,228)	618
• (Decrease) Increase in other liabilities	(5,368)	2,160

Net cash provided by operating activities	114,916	93,615

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash for companies acquired net of cash acquired	—	17,112
• Framework agreement guarantee deposit	—	9,111
• Decrease in minority interest	—	(32,139)
• Acquisitions and improvements of fixed assets	(362,410)	(247,152)
• Variation of undeveloped parcels of land	(120)	56,629
• Security deposit for the construction and purchase of parking lots	—	(4,902)
• Advances for purchase of shares	(758)	—
• Loans granted	—	(6,939)
• Increase in receivables with related parties	—	(285)
• Increase in non-current investments	—	(607)
• Cash collected from the insurance of Alto Avellaneda’s Shopping Center damages	3,760	—

Net cash used in investing activities	(359,528)	(209,172)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from in short-term debt and long-term debt	—	197,533
• Payment of short term debt and long term debt	(171,543)	(45,432)
• (Decrease) Increase of mortgages payable	(9,827)	228
• Capital contribution by minority owners in related parties	20,718	—
• Issuance of common stock	163,415	14,818
• Dividends payments to minority shareholders of related subsidiaries	(23,892)	(23,175)

Net cash (used in) provided by financing activities	(21,129)	143,972

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(265,741)	28,415

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
Supplemental cash flow information
• Interest paid	71,198	28,350
• Income tax paid	43,248	6,995
Non-cash activities:
• Decrease in loans through an increase in accounts payable	682	—
• Decrease of inventories through an increase in receivables	41,808	—
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in long-term investments through an increase of loans	—	27,522
• Increase in long-term investments through a decrease in other receivables	3,995	—
• Increase in fixed assets through a increase in other receivables	—	12,161
• Transfer of inventories to undeveloped parcels of land	705	—
• Increase in fixed assets through an increase in fixed assets	2,635	—
• Issuance of Trust Exchangeable Certificates	49,999	—
• Conversion of Negotiable Obligations into common shares	—	9,873

	December 31, 2007	December 31, 2006
Acquisitions of subsidiaries
• Accounts receivables and rent	—	1,040
• Fixed assets	—	51,684
• Accounts payable	—	(512)
• Other receivables	—	3,177
• Customer advances	—	(17,242)
• Salaries and social security payable	—	(171)
• Undeveloped parcels of land	—	—
• Taxes payable	—	(463)
• Other liabilities	—	(8,276)

Net value of the acquired non-cash assets	—	29,237

• Acquired cash	—	187,689

Net value of acquired assets	—	216,926

• Higher value of undeveloped parcels of land acquired	—	—

• Minority interest	—	(36,578)

• Goodwill	—	18,750

Purchase value of acquired subsidiaries	—	199,098

• Acquired cash	—	(187,689)

• Amounts financed by sellers	—	(28,521)

	—	(17,112)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

In thousand of pesos

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at December 31, 2007 and June 30, 2007 and the unaudited statements of income and cash flows for the six-month periods ended December 31, 2007 and 2006 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	December 31, 2007	June 30, 2007	December 31, 2007	June 30, 2007
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A. (Note 41)	100.00	—	100.00	—
E-Commerce Latina S.A. (Note 41)	100.00	—	100.00	—
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (Note 40)	90.00	90.00	90.00	90.00
Financel Communications S.A. (Note 41)	80.00	—	80.00	—
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	62.48	62.48	62.48	62.48
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the consolidated financial statements, applying the proportional consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	December 31, 2007	June 30, 2007	December 31, 2007	June 30, 2007
Rummaala S.A (Note 41)	50.00	100.00	50.00	100.00
CYRSA S.A. (2)	50.00	100.00	50.00	100.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with ECIPSA.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões, see Note 41.

b.	Comparative Information

Certain amounts in the unaudited financial statements at December 31, 2006 were reclassified for disclosure on a comparative basis with those for the period ended December 31, 2007.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 2:	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

In addition to the description in the unaudited basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.) revenues are derived primarily from collected commissions from spaces lease agreements calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations

Revenues derived from credit card transactions include commissions, financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	(Continued)

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period/year as applicable.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceeds 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also includes goodwill from the subsidiary APSA, originated from the purchase of shares of Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years. The goodwill resulting from the purchase of the shareholding in Empalme S.A.I.C.F.A. y G. is amortized in 16 years.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and / or sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and disability insurance and statements of accounts, among others.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2007

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and others	Total
Revenues	63,011	44,823	172,567	75,974	139,901	340	496,616
Costs	(47,417)	(15,014)	(48,485)	(41,420)	(57,070)	(253)	(209,659)
Gross profit	15,594	29,809	124,082	34,554	82,831	87	286,957
Gain from valuation of inventories at net realizable value	1,382	—	—	—	—	—	1,382
Selling expenses	(1,869)	(1,630)	(12,512)	(7,272)	(38,099)	—	(61,382)
Administrative expenses	(10,943)	(10,698)	(16,757)	(15,749)	(31,229)	—	(85,376)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	320	—	320
Operating income	4,164	17,481	94,813	11,533	13,823	87	141,901

Depreciation and amortization (b)	160	14,849	36,086	6,524	941	—	58,560
Addition of fixed assets and intangible assets	451	196,791	136,313	27,229	1,664	—	362,448
Non-current investments in other companies	—	—	—	—	—	297,606	297,606

Operating assets	431,226	864,644	1,469,291	224,593	152,698	—	3,142,452
Non-Operating assets	25,152	34,342	57,987	15,519	9,318	871,204	1,013,522
Total assets	456,378	898,986	1,527,278	240,112	162,016	871,204	4,155,974
Operating liabilities	14,169	62,461	198,080	33,204	202,131	—	510,045

Non-Operating liabilities	222,280	189,990	607,133	175,725	48,681	68,361	1,312,170
Total liabilities	236,449	252,451	805,213	208,929	250,812	68,361	1,822,215

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2006

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and Others	Total
Revenues	30,753	22,989	133,224	62,651	89,296	1,418	340,331
Costs	(30,826)	(4,686)	(39,057)	(33,683)	(33,743)	(754)	(142,749)
Gross profit	(73)	18,303	94,167	28,968	55,553	664	197,582
Gain from valuation of inventories at net realizable value	6,965	—	—	—	—	—	6,965
Selling expenses	(2,379)	(1,343)	(10,242)	(6,188)	(22,882)	—	(43,034)
Administrative expenses	(7,402)	(6,536)	(15,193)	(12,792)	(20,410)	—	(62,333)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	5,514	—	5,514
Operating income	(2,889)	10,424	68,732	9,988	17,775	664	104,694

Depreciation and amortization (b)	—	4,134	31,613	5,189	554	—	41,490
Addition of fixed assets and intangible assets (c)	483	61,454	149,943	35,272	—	—	247,152
Non-current investments in other companies (c)	—	—	—	—	—	281,437	281,437

Operating assets (c)	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-Operating assets (c)	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets (c)	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities (c)	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities (c)	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities (c)	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Cash in local currency	8,650	3,331
Cash in foreign currency	834	736
Banks in local currency	38,077	128,697
Banks in foreign currency	99,577	84,781
Checks to be deposited	1,432	811

	148,570	218,356

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Debtors from leases and credit card	176,267	15,217	155,865	43,509
Checks to be deposited	47,724	—	31,626	—
Debtors from sale of real estate	35,256	746	7,670	888
Debtors from leases under legal proceedings	25,548	—	23,603	—
Debtors from hotel activities	9,883	—	7,909	—
Debtors under legal proceedings and past due debts	1,588	—	1,302	—
Related companies	1,095	—	910	—
Interest to be accrued	(116)	(78)	(76)	—
Less:
Allowance for leases and doubtful accounts	(55,747)	(3,836)	(55,875)	(1,955)
Allowance for doubtful accounts	(211)	—	(201)	—

	241,287	12,049	172,733	42,442

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Related parties	51,251	269	38,904	84
Value added tax (“VAT”) receivable	17,801	17,513	17,640	10,637
Prepaid expenses and services	16,492	204	16,873	233
Trust programs account receivables (Note 17)	4,618	15,744	2,926	18,976
Expenses to be recovered	3,026	—	3,098	—
Gross sales tax	2,933	1,320	1,242	1,153
MPIT credits	2,702	19,979	16,595	21,037
Income tax advances and withholdings	1,134	—	978	—
Pre-paid insurance	637	—	45	—
Guarantee of defaulted credits (2)	494	3,458	785	3,096
Loans granted (3)	405	—	4,290	—
Guarantee deposits (1)	326	566	58	509
Judicial liens	212	—	1,150	—
Administration and reserve fund	204	—	205	—
Tax on personal assets to be recovered	80	—	287	—
Stock transactions to be liquidated	—	—	129	—
Deferred income tax	—	46,299	—	25,402
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(3,763)	—	(473)
Other	10,346	288	5,770	548

	112,661	101,877	110,975	81,202

(1)	Includes restricted cash (see Note 16).
(2)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(3)	See Note 4 (1) to the unaudited basic financial statements.

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Credit from barter of Dique III 1 c) (2)	41,168	—	13,068	26,800
San Martín de Tours	3,199	—	3,929	—
Credit from barter of Benavidez (Note 26)	1,817	8,178	2,722	7,273
Dock 13	1,595	—	1,595	—
Abril / Baldovinos	1,249	7,251	2,646	6,661
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Torres de Abasto	368	—	622	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Libertador 1703 y 1755 (Note 39)	—	60,470	—	115,623
Credit from Barter of Caballito (1)	—	22,663	—	22,663
Torres de Rosario	—	3,420	6,338	—
Credit from barter of Dique III 1 e) (2)	—	—	—	41,808
Other inventories	3,389	370	3,368	—

	53,852	102,352	35,375	220,828

(1)	See Note 18 to the unaudited basic financial statements.
(2)	See Note 17 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Current
Mutual funds (2)	261,896	600,919
Time deposits and money markets	117,179	5,024
Tarshop Trust (1)	38,767	22,104
Boden (1)	4,775	428
Mortgage bonds (1)	1,659	2,073
IRSA I Trust Exchangeable Certificate (1)	—	106
Banco Ciudad de Bs. As. Bond (1)	—	126
NOBACS bonds (1)	—	6,159
Other investments (1)	2,254	1,412

	426,530	638,351

Non-current
Banco Hipotecario S.A.	292,312	301,672
Tarshop Trust	78,180	55,683
Banco de Crédito y Securitización S.A.	5,294	5,181
Advance for the adquisition of a Company (Note 42) (3)	5,860	1,108
IRSA I Trust Exchangeable Certificate	515	687
Other investments	40	40

	382,201	364,371

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 16)	54,801	54,861
Caballito	36,683	36,681
Pereiraola	21,717	21,717
Torres de Rosario plot of land	16,868	16,111
Air space Coto	13,143	13,143
Caballito plots of land	9,223	9,223
Canteras Natal Crespo	5,555	5,559
Pilar	3,408	3,408
Torres Jardín IV	3,010	3,010
Padilla 902	94	94
Other undeveloped parcels of land	10,054	9,310

	310,341	308,902

	692,542	673,273

(1)	Not considered cash equivalent for purposes of presenting the unaudited statements of cash flows.
(2)	As of December 31, 2007 includes: Ps. 3,111 corresponding to NCH Development Partner fund, Ps. 80,525 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 1,227 corresponding to common investment fund “Banco Itau Buen Ayres” not considered as cash for the purpose of the unaudited statement of cash flows, and as of June 30, 2007: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos - Class A - Standard Bank fund and Ps. 503 corresponding to Gainvest, fund not considered as cash for the purpose of the statement of cash flows.
(3)	Se Note 4 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Hotels
Llao-Llao	84,946	66,992
Intercontinental	60,524	61,404
Libertador	44,581	40,950
Bariloche plots of land (Note 33)	21,900	21,900

	211,951	191,246

Office buildings
Bouchard 551	237,925	241,899
Della Paolera 265	171,518	—
Intercontinental Plaza	92,294	94,992
Bouchard 710	67,192	68,390
Maipú 1300	41,658	42,347
Libertador 498	40,347	41,061
Laminar Plaza	28,764	29,187
Dock del Plata	25,631	26,194
Costeros Dique IV	20,581	20,875
Reconquista 823	18,773	19,093
Edificios Costeros (Dique II)	18,197	18,471
Suipacha 652	12,066	12,292
Avda. de Mayo 595	5,019	5,134
Libertador 602	2,782	2,831
Avda. Madero 942	2,376	2,468
Madero 1020	1,632	1,694
Rivadavia 2768	282	295
Sarmiento 517	98	98

	787,135	627,321

Commercial real estate
Constitución 1111	763	777

	763	777

Other fixed assets
Work in progress Dique IV	21,346	9,684
Santa María del Plata	12,494	12,494
Museo Renault	10,604	—
Thames	3,899	3,899
Abril	2,992	3,094
Constitución 1159	2,050	2,050
Alto Palermo Park	552	560
Store Cruceros	281	285
Other	3,117	3,278

	57,335	35,344

Shopping Center
Panamerican Mall	229,570	167,606
Abasto	184,091	187,436
Alto Palermo	178,515	175,517
Patio Bullrich	102,694	103,137
Alto Avellaneda	97,458	89,664
Mendoza Plaza Shopping	87,710	89,004
Alto Rosario	83,127	84,145
Córdoba Shopping – Villa Cabrera	73,892	75,508
Paseo Alcorta	69,889	64,432
Alto Noa	26,082	27,040
Buenos Aires Design	14,850	16,082
Neuquén Project	12,303	12,302
Financial advance for fixed assets purchase	46,057	36,882
Other properties	41,122	8,902
Other fixed assets	35,959	34,966

Subtotal Shopping Center	1,283,319	1,172,623

Total	2,340,503	2,027,311

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Mortgage payable Bouchard 710 (1)	6,973	—	14,755	—
Mortgage payable Bariloche plots of land (Note 33)	2,934	3,146	2,783	4,557

	9,907	3,146	17,538	4,557

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Advanced payments from customers	38,814	—	38,412	—
Admission rights	32,333	39,744	30,563	37,356
Leases and service advances (1) (Note 34)	18,327	33,577	17,325	26,552
Advance for the sale of Rosario plot of land (2)	—	—	2,510	—

	89,474	73,321	88,810	63,908

(1)	The balance of rents and services advance payments include Ps. 900 and Ps. 3,600 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto and Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of December 31, 2007 the semiannual Libo rate was 4.59%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	As of June 30, 2007 it corresponds to a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. As of December 31, 2007 because of contractual breaches of contract of Villa Hermosa S.A., APSA decided to rescind de operation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 13:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Bank loans (2)	29,924	19,533	66,715	51,158
Debt related to purchase of subsidiaries (5)	22,140	35,495	22,357	76,841
Negotiable obligations 2017 – accrued interest (6)	16,728	—	15,993	—
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	377,880	—	371,160
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	4,050	—	4,060	—
Bank loans – Accrued interest (2)	3,770	—	2,109	8,039
APSA 2014 Convertible Notes – Accrued interest (1)	2,205	—	2,126	—
Negotiable obligations – APSA Ps. 154 M. – accrued interest (7)	894	—	2,353	—
Negotiable obligations 2017 – principal amount (6)	—	472,350	—	463,950
Expenses for issuance of debt – Negotiable Obligation 2017 (6)	(874)	(7,142)	(874)	(7,580)
Negotiable obligations – APSA Ps. 154 M. – principal amount (7)	—	154,020	—	154,020
Expenses for issuance of debt – APSA US$ 120 M. (7)	(467)	(3,972)	(417)	(3,755)
Expenses for issuance of debt – Negotiable obligations – APSA Ps. 154 M. (7)	(658)	(844)	(599)	(1,068)
Negotiable obligations 2009 – principal amount (4)	—	—	23,123	44,082
Negotiable obligations 2009 – accrued interest (4)	—	—	662	13,109
Expenses for issuance of debt – IRSA Convertible Notes 100 M (3)	—	—	(36)	—
IRSA Convertible Notes 100 M. (3)	—	—	58,472	—
IRSA Convertible Notes – 100 M Interest (3)	—	—	611	—
APSA 2014 Convertible Notes (1)	—	48,777	—	47,910

	77,712	1,096,097	196,655

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at December 31, 2007 includes mainly the following loans:
(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(b)	Several loans of APSA´s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú and Ciudad de Buenos Aires banks.
(3)	Corresponded to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the unaudited basic financial statements. At the end of the period the balance was cancelled.
(4)	Corresponded to the issue of Negotiable Obligations secured with certain Company assets which matured in November 2009, as detailed in Note 7 (2) to the unaudited basic financial statements. The Company cancelled eleven installments of amortization for a total of US$ 13.1 million. On October 29, 2007 the Company fully cancelled the balance of these negotiable obligations by paying US$ 24.3 of principal.
(5)	The balance as of December 31, 2007 mainly includes: (a) Ps. 12,602 corresponding to the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. As of December 31, 2007, the first and second installments were paid (See Note 20); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 32); and (c) US$ 16.9 million related to the purchase of plots of land in Vicente Lopez (See Note 39).
(6)	See Notes 7 (4) and 21 to the unaudited basic financial statements.
(7)	See Note 37.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non-current	Current	Non-current
Related parties	35,213	11,246	25,682	11,070
Directors’ fees provision	8,615	—	14,464	—
Provisions for contingencies (1)	8,047	13,008	7,595	12,732
Administration and reserve fund	4,158	—	2,805	—
Guarantee deposits	3,487	4,254	4,029	2,859
Donations payable	2,393	—	4,363	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 28)	472	10,212	526	10,421
Directors’ fees advances	(653)	—	(1,375)	—
Present value – other liabilities	—	(135)	—	(136)
Trust accounts payable	—	—	191	—
Directors’ guarantee deposits	—	—	—	8
Other	2,908	207	3,376	1,910

	64,640	38,792	61,656	38,864

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2007	December 31, 2006
Other income:
Allowance recovery	4,280	627
Others	359	626

Subtotal other income	4,639	1,253

Other expenses:
Tax on personal assets	(4,503)	(3,724)
Donations	(1,944)	(1,241)
Lawsuits contingencies	(803)	(1,235)
Unrecoverable VAT receivable	(941)	(1,158)
Other	(948)	(222)

Subtotal other expenses	(9,139)	(7,580)

Total Other expenses, net	(4,500)	(6,327)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

In March 2005, Credit Suisse First Boston International (“CSI”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue a LIBOR interest rate 6 months plus 7.0% and will be cancelled as follows:

Maturity date
- 03-15-2008	US$	213
- 09-15-2008	US$	225
- 03-15-2009	US$	239
- 09-15-2009	US$	253
- 03-15-2010	US$	5,070

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

In addition, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

Alto Palermo Group - Restricted assets

a)	Short and long-term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 4,040, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) branch Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 10,059.

b)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 34).

c)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of December 31, 2007 amount to Ps. 16,220. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

d)	As of December 31, 2007, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 56, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”.

II.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

III.	Ps. 51, In relation to the case “Lopez Armando Francisco against Alto Palermo S.A.”.

e)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36,700 as of December 31, 2007 (recorded in Other non-current investments – Undeveloped parcels of land).

f)	As of December 31, 2007 the amount of Ps. 33,500 is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

g)	As of June 30, 2007, in the current financial loans line it was included a debt of Shopping Neuquén S.A. for Ps. 106 guaranteed by a mortgage on the plot of land acquired for Ps. 3,314. As of December 31, 2007 such mortgage is fully cancelled, being still to be subscribed the mortgage cancellation deed.

h)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

i)	A pledge was granted to the new Banco Industrial de Azul S.A. for the share certificate of the Financial Trusts Shopping Card Series XXIX, XXXIV and XXXVI in the amount of Ps. 10,000.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

Tarshop has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at December 31, 2007, Tarshop S.A. transferred to financial trusts the total amount of Ps. 1,040,000 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 886,900, T.D.F. Series “B” for Ps. 63,500, C.P. Series “C” for Ps. 89,400, and C.P. Series “D” for Ps. 200.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 17,500.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On June 15, 2007, the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 16 to unaudited basic financial statements.

Due to the fact that sales were carried out with and among subsidiaries fully held by the Company, they neither affect the holding nor have they any impact on the consolidated financial statements, as the amounts resulting from such operations have been eliminated.

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

In December 2001, the Company, and certain indirect subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

At December 31, 2007, the value of Class D Participation Certificates amounted to Ps. 514. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 20:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment subsequent to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of December 31, 2007 APSA and SAPSA have paid US$ 8,000 and the amount representing the adjustment subsequent to period-end. Two (2) installments of US$ 2,000 are still outstanding, to become due June and December, 2008 respectively. These installments accrue 6% nominal annual interest. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the resulting installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 21:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current period Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of December 31, 2007, Ritelco S.A. does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of December 31, 2007, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized profit for such operations amounting to US$ 455 (equivalent to Ps. 1,412).

As of December 31, 2007, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized and a non realized profit for such operations amounting to US$ 6 (equivalent to Ps. 17) and US$ 391 (equivalent to Ps. 1,217), respectively.

NOTE 22:	ALTO PALERMO—ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity has not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On December 31, 2007, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2,770, with the consequent issuance of common stock of nominal value Ps.0.1 per share. The outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47,230 million, of which US$ 31,738 correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 23:	ALTO PALERMO - OPTIONS GRANTED IN RELATED PARTIES

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of US$ 3,000 under the terms specifically established in the contract.

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 24:	(Continued)

In thousands:

	December 31, 2007	December 31, 2006
Weighted - average outstanding shares	520,198	437,472
Conversion of Negotiable Obligations	—	129,521
Weighted - average diluted common shares	520,198	566,993

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2007	December 31, 2006
Net income for calculation of basic earnings per share	5,784	66,120
Exchange difference	—	(668)
Interest	—	3,308

Net income for calculation of diluted earnings per share	5,784	68,760

Net basic earnings per share	0.011	0.151
Net diluted earnings per share	0.011	0.121

NOTE 25:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. (LLR) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to U.S. dollars 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3,799, plus interest accrued through payment, punitive interest and lawyers´ fees.

On March 2, 2004, such Company made a payment in cash of Ps. 7,191 and a transfer of Argentine external debt securities class FRB—FRB L+13/16 2005 for a total of Ps. 1,964. The total amount settled on that date was Ps. 9,155.

In line with the matters reported by the lawyers in respect of this lawsuit, the company management recorded a reserve for an amount Ps. 4,774 as of December 31, 2007, which was determined according to the difference between the amount claimed and the amount deposited.

In addition, as of December 31, 2007, LLR appropriated a reserve of Ps. 157 for payment of fees to the lawyers of the other party.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 26:	SALE OF BENAVIDEZ PLOT OF LAND

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 980 in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3,000.

As guarantee of the operation, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been accorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining 50% upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 27:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,300.

APSA has insurance coverages against all risks and third party liability to cover this type of disaster. During the current period a part of the liquidation process related with the first of the insurance policy mentioned previously has partially finalized. The final indemnification amount obtained and collected for this item amounts to Ps. 8,400. As of the date of issuance of these unaudited financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 300 has been collected as early payment.

NOTE 28:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets, recognizing the related gain over 15 year, term of contract. At the end of this period, the amount of Ps. 156 was pending of accrual.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 28:	(Continued)

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,369 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

NOTE 29:	TRANSFER THE MANAGEMENT OF ABRIL

On May 24, 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”). This proposal replaced the one dated May 4, 2005.

The proposal included monetary and non-monetary renderies, to be done by the Company and Inversora Bolívar, among which the following can be outlined:

1.	The making in equal parts of a contribution to Abril S.A. the amount of Ps. 650. The repairment of all the roadways of Abril Club de Campo.

2.	The transfer to Abril S.A. of two plots of land of the Abril establishment.

3.	The incorporation of Inversora Bolívar as merged company of Baldovinos S.A. in favor of Abril of a free perpetual easement and that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

4.	The responsibility for all severance payment (including salary) of a former employee of the Club.

5.	The payment of any dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

In compliance with the terms of the Offer Letter, the amount for indemnities, salaries and other issues of an employee who retired from the Club was paid.

On June 13, 2007, the Company and Inversora Bolívar S.A. entered into a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property on the shares Class A and B of Abril S.A., and it started the process of transference of the Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril.

NOTE 30:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a commercial center, a hyper-market and other compatible purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 30:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007.

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works. At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact research. Consequently, as from such date the Company has a 150 days term to submit the architectural project.

NOTE 31:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 31:	(Continued)

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of December 31, 2007 the subscription in BODEN 2012 amounts to US$ 773,533.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,836,940. On the other hand, liabilities to the Argentine Central Banks recorded as of December 31, 2007 amount to Ps. 188,647, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,648,293 and Ps. 3,104,566 as of December 31, 2007 and 2006, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 31:	(Continued)

As of December 31, 2007 and 2006 the assistance to the Public Sector arises 27% and 36%, respectively from total assets.

NOTE 32:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid in three equal and consecutive instalments of US$ 3,000 due on October 4, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly. In October, 2007 the Company paid the first installment.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), in an amount of US$ 1,080 to become due on November 2, 2007, after several postponements. As of December 31, 2007 the Company has fully collected the unpaid balance.

NOTE 33:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

In December 2006, the Company purchased several plots of land covering a surface area of 129 thousand square meters, located in San Carlos de Bariloche, Province of Río Negro. The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 34:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8,200 for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 34:	(Continued)

to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances for a total amount of Ps. 16,916.

NOTE 35:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 35:	(Continued)

The building is under a concession contract, effective for 40 years term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 190, the effective monthly canon being Ps. 12.6 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,500 payable as follows: 30%, that is the amount of Ps. 9,700, at the time of awarding the bid and the remaining amount of Ps 22,700 at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,700 was cancelled. APSA has recorded this transaction as an addition in Fixed Assets.

On January 24, 2008 we received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

NOTE 36:	NEW COMMERCIAL DEVELOPMENT

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	(Continued)

APSA made capital contributions in PAMSA for Ps. 158,300 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,900. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37,800 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,600 and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61,500. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9,400 which have been partially integrated as of the date of issuance of these unaudited financial statements.

During the quarter ended December 31, 2007, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 40,200 and Ps. 9,000, respectively.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by the Company.

NOTE 37:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170,000. Series I corresponds to the issuance of US$ 120,000 becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2007 the first interest installment has been cancelled for US$ 4,730. Principal of this Series will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,000 (equivalent to US$ 50,000). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2007 the first principal amount and interest installment has been cancelled for US$ 9,900.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 38:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the year ended June 30, 2007, the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiaries APSA and Inversora Bolivar S.A. with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of December, 2007, security charges of the Company amount to Ps. 2,637.

NOTE 39:	ACQUISITION OF PLOT OF LAND IN VICENTE LOPEZ AND CREATION OF CYRSA

In January 2007, the Company acquired the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(Continued)

within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA Sociedad Anónima, to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company provided 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition-of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA provided Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões an agreement by which through CYRSA S.A. operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

NOTE 40:	INCORPORATION OF SOLARES DE SANTA MARIA S.A. - SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

On May 7, 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

With the contributions made by the shareholders, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex - Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

On June 26, 2007, the Company and PISA subscribe a purchase-sale contract of shares, by which each company sold 5% of the shareholding to Israel Sutton Dabbah, in commission, equivalent to 31,491,932 shares of SOLARES.

Subsequent to such operation and as of closing of the current period, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares, and Israel Sutton Dabbah, in commission, the remaining 10%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 41:	CREATION AND PURCHASE OF COMPANIES SHARES

FINANCEL COMMUNICATIONS S.A.

On August 29, 2007, the Company incorporated a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and payments in the country through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI clients through their cellphones, in a very quick and secure manner, are able to extend their options and make payments in the purchase process.

To the date of these unaudited financial statements, Financel has not yet started the operation referred to above.

QUALITY INVEST S.A.

On August 31, 2007, the Company constituted Quality Invest S.A. which capital stock has been 95% subscribed by IRSA and 5% by Palermo Invest S.A.

The purpose of the Company is to contribute, associate or invest capitals in individuals or companies to be applied to any class and kind of operations, as well as to the purchase, sale of securities, shares, debentures and any other type of bearer securities and bonds in any of the established or to be established systems or modalities, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

E-COMMERCE LATINA S.A.

On November 6, 2007, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) sold to the Company and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

On the same date, both APSA and SAPSA acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos for Ps. 3,264 and Ps. 408 million, respectively.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with the Company and with Patagonian Investment S.A., respectively, originated on the shares sale of E-Commerce Latina S.A. The maximum term for cancellation of the receivables is one year and they accrue a Libor interest rate of 1 year + 2%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 42:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 600 and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24,400.

This option has been accounted for in Non-Current Investments.

NOTE 43:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, APSA subscribed with Condominios Los Altos an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios Los Altos agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1,115. The credit in kind arising from this transaction is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. will pay to the Company US$ 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of the Company on Plot G in the amount of US$ 1,100; (ii) established a security insurance of which the Company will be assigner of the insured amount of US$ 1,600; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800.

Finally, the Company granted to Condominios an option to acquire an exchange on Plot 2h, close to the transferred plot.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 44:	ACQUISITION OF THE CENTRO COMERCIAL GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20,700 of which US$ 8,100 were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12,600 will accrue 5% annual interest plus VAT, such amount to be cancelled in seven annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1,300, of which US$ 50 were paid on January 2, 2008. This transaction will be recorded subsequent to December 31, 2007.

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the six-month periods

beginning on July 1, 2007 and 2006 and

ended December 31, 2007 and 2006

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of December 31, 2007

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 65 beginning July 1st, 2007

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	March 2, 2006

Registration number with the Superintendence of Corporations:	3,315

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos (Note 1)

	December 31, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	24,785	165,650
Investments (Exhibits C, D and G)	56,408	25,708
Mortgages and leases receivable, net (Note 3 and Exhibit G)	57,751	13,840
Other receivables and prepaid expenses (Note 4 and Exhibit G)	86,913	102,299
Inventories (Note 5)	47,477	20,470

Total Current Assets	273,334	327,967

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 3 and Exhibit G)	314	1,328
Other receivables and prepaid expenses (Note 4 and Exhibit G)	110,506	104,032
Inventories (Note 5)	24,585	93,038
Investments (Exhibits C, D and G)	1,350,902	1,407,678
Fixed assets, net (Exhibit A)	732,668	548,192

Total Non-Current Assets	2,218,975	2,154,268

Total Assets	2,492,309	2,482,235

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	10,319	7,495
Mortgages payable (Note 6 and Exhibit G)	6,973	14,755
Customer advances (Exhibit G)	24,333	21,755
Short-term debt (Note 7 and Exhibit G)	28,505	116,692
Salaries and social security payable	1,656	3,195
Taxes payable (Exhibit G)	10,909	16,940
Other liabilities (Note 8 and Exhibit G)	24,758	9,753

Total Current Liabilities	107,453	190,585

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	12	115
Customer advances	1,910	—
Long-term debt (Note 7 and Exhibit G)	474,655	626,960
Taxes payable	542	580
Other liabilities (Note 8 and Exhibit G)	32,650	17,281

Total Non-Current Liabilities	509,769	644,936

Total Liabilities	617,222	835,521

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,875,087	1,646,714

Total Liabilities and Shareholders’ Equity	2,492,309	2,482,235

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
Revenues	98,089	49,638
Costs (Exhibit F)	(54,844)	(32,863)

Gross profit	43,245	16,775

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	1,197	6,787
Selling expenses (Exhibit H)	(2,184)	(2,718)
Administrative expenses (Exhibit H)	(17,899)	(11,561)

Subtotal	(18,886)	(7,492)

Operating income	24,359	9,283

Financial results generated by assets:
Interest income	12,806	6,460
Exchange gain (loss)	5,599	(899)
Interest on discount by assets	290	(30)
Gain on financial operations	77	5,321

Subtotal	18,772	10,852

Financial results generated by liabilities:
Exchange (loss) gain	(13,141)	2,020
Interest on discount by liabilities	(763)	5
Financial expenses (Exhibit H)	(28,286)	(14,819)

Subtotal	(42,190)	(12,794)

Financial results, net	(23,418)	(1,942)

Gain on equity investees (Note 10.c.)	11,340	65,799
Other expenses, net (Note 9)	(6,826)	(4,849)

Net income before tax	5,455	68,291
Income tax and MPIT (Note 1.5. m, n and 14)	329	(2,171)

Net income for the period	5,784	66,120

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
Caption	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects	Retained earnings	Total as of December 31, 2007	Total as of December 31, 2006
Balances as of beginning of year	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714	1,485,766
Capital increase	113,707	—	108,882	222,589	—	—	—	222,589	24,691
Profit distribution in accordance to Ordinary Shareholders Meeting held on October 10, 2007	—	—	—	—	5,355	101,742	(107,097)	—	—
Net income for the period	—	—	—	—	—	—	5,784	5,784	66,120

Balances as of December 31, 2007	578,676	274,387	793,123	1,646,186	29,631	193,486	5,784	1,875,087	—

Balances as of December 31, 2006	448,742	274,387	671,308	1,394,437	24,276	91,744	66,120	—	1,576,577

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	172,205	36,572
Cash and cash equivalents as of the end of period	73,244	16,420

Net Decrease in cash and cash equivalents	(98,961)	(20,152)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	5,784	66,120
Plus income tax accrued for the period	(329)	2,171
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	(11,340)	(65,799)
• Gain from valuation of inventories at net realizable value	(1,197)	(6,787)
• Allowances and reserves	8,232	2,455
• Amortization and depreciation	12,328	3,262
• Sundry provisions	—	1,630
• Financial results	3,380	(10,252)
Changes in operating assets and operating liabilities:
• Decrease in current investments	16,502	6,132
• Decrease in other receivables	3,949	2,244
• Decrease in inventory	835	27,671
• Decrease in taxes payable, social security payable and customer advances	(9,297)	(8,027)
•(Decrease) Increase in accrued interest	(1,422)	1,264
• Increase in trade accounts payable	2,718	140
• Increase in mortgages and leases receivable	(1,097)	(1,457)
• Increase (Decrease) in other liabilities	(1,225)	(4,146)

Net cash provided by operating activities	27,821	16,621

CASH FLOWS FROM INVESTING ACTIVITIES:
• Purchase of shares Canteras Natal Crespo S.A.	—	(1,854)
• Purchase of shares of Alto Palermo S.A.	—	(867)
• Incorporation of Patagonian Investments S.A.	—	(27,522)
• Increase interest in subsidiary companies	(1,612)	(295)
• Loans granted to related parties	(1,722)	(5,308)
• Loans granted	—	(6,939)
• Purchase and improvements of fixed assets	(196,330)	(61,584)
• Purchase of shares of Patagonian Investment S.A.	—	(4)
• Dividends collection	34,768	28,881

Net cash used in investing activities	(164,896)	(75,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in debt	—	43,380
• Increase in debt with related parties	28,458	9,286
• Settlement of debt	(145,193)	(15,628)
• Cancellation of Ritelco S.A. joint	—	(4,791)
• Settlement in mortgages payable	(8,567)	(8,346)
• Issuance of common stock	163,416	14,818

Net cash provided by financing activities	38,114	38,719

NET DECREASE IN CASH AND CASH EQUIVALENTS	(98,961)	(20,152)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
Supplemental cash flow information
• Interest paid	26,072	10,297
• Income tax paid	10,246	—

Non-cash activities:
• Decrease in long-term investment through a decrease of loans	52,098	—
• Increase in receivables through a cancellation of barter of Dique III	41,807	—
• Increase in long-term investment through a decrease in other receivables	8,026	—
• Increase in other long-term investment through a decrease in other receivables	3,995	—
• Increase in long-term investments through an increase in debt	3,146	—
• Increase in long-term investments through an increase in other liabilities	335	11
• Conversion of IRSA Negotiable Obligations into common shares	—	9,873
• Decrease in long-term investments through an increase in short and long–term debt	—	27,522
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in fixed assets through an increase in other receivables	—	12,161

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of December 31, 2007 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 174.1 million, which should be recorded in the income statement accounts of previous years for Ps. 193 million (loss) and in the income statement accounts of the period for Ps. 18.9 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.1.	(Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.8	9.8	9.7	144.8	174.1

1.2.	Use of estimates

The preparation of financial statements requires Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2007 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Certain amounts in the unaudited financial statements as of December 31, 2006 were reclassified for disclosure on comparative bases with those for the six-month period ended December 31, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and MPIT have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does not exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. As of June 30, 2006 the Company maintained allowances for impairment of certain inventories for those which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2007 there were no items charged to assets.

During the six-month period ended December 31, 2007 interest costs were capitalized.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the unaudited Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights on the construction of certain units. The units relating to the buildings called “Terreno Caballito” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivables and they have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and related companies:

Investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2007 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The unaudited Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the unaudited financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

Corporations purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets like: leasing contracts acquired in higher or lesser conditions to market conditions, costs included in entering into current lease contracts (the last being the market cost that the Company avoids paying for acquiring leasing contracts in operation) and intangible value of relations with customers. The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

Under the terms of Technical Resolution No. 21, taking into account that the market value of the tangible and intangible assets and liabilities identified exceed the price paid, the intangible assets acquired were not recognized as they would give rise to an increase of the negative goodwill at the time of purchase.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes accrued interest costs associated with long-term construction projects. During the period ended December 31, 2007, interest costs for Ps. 65 were capitalized in the building known as “DIQUE IV”.

During the current period the Company acquired the building known as “Museo Renault” which was valued at its acquisition cost. At the date of these financial statements, the Company is in the process of analysis of current value of this asset as to identify possible greater values or negative goodwill as specified in RT 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Vehicles	5
Machinery, equipment and computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

n.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period/year will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At December 31, 2007, the Company has estimated the MPIT, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

o.	(Continued)

For impairment of assets: the Company regularly assesses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, the Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended December 31, 2007 and during the fiscal year ended June 30, 2007 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

p.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in the unaudited Income Statement are shown in the currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 227 and Ps. 558 for the periods ended December 31, 2007 and 2006, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or a privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 15 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated,

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property,

•	the Company’s receivable is not subject to future subordination,

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Cash in local currency	32	41
Cash in foreign currency (Exhibit G)	36	23
Banks in local currency	151	108,082
Banks in foreign currency (Exhibit G)	23,923	57,425
Checks to be deposited	643	79

	24,785	165,650

NOTE 3:	MORTGAGES AND LEASES RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgages and leases receivable	49,662	314	7,792	399
Related parties (Note 10.a.)	7,257	—	5,324	929
Debtors under legal proceedings and past due debts	1,275	—	1,055	—
Less:
Allowance for doubtful accounts (Exhibit E)	(443)	—	(331)	—

	57,751	314	13,840	1,328

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	68,508	66,641	74,591	64,755
Value added tax	13,205	—	8,212	9,975
Prepaid expenses	1,797	—	1,232	—
Guarantee of defaulted credits (2)	494	3,458	785	3,096
Loans granted (1)	405	—	4,290	—
Deferred income tax (Note 14)	—	28,038	—	8,951
MPIT (Note 1.5.n.)	—	12,065	11,664	17,241
Trust accounts receivable	—	361	—	361
Present value	—	(175)	—	(465)
Expenses to be re-bill for expenses	—	—	446	—
Other	2,504	118	1,079	118

	86,913	110,506	102,299	104,032

(1)	The amount contained a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of the shareholding of Baicom. As of December 31, 2007 the Company exercised the option referred to above establishing February 20, 2008 as execution date. The amount of the option is included in long-term investments.
(2)	See Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of “Dique III 1c) (1) (Note 17)	41,168	—	13,068	26,800
San Martin de Tours	3,199	—	3,929	—
Dock 13	1,595	—	1,595	—
Abril	339	1,922	712	1,767
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Other inventories	109	—	79	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Credit from barter of Caballito plots of land (1)	—	22,663	—	22,663
Credit from barter transaction of “Dique III 1e) (1) (Note 17)	—	—	—	41,808

	47,477	24,585	20,470	93,038

(1)	Secured by first degree mortgage in favor of the Company.

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgage payable - Bouchard 710 (Note 12) (1)	6,973	—	14,755	—

	6,973	—	14,755	—

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, monthly and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of December 31, 2007 the Company has cancelled 29 principal installments for an amount of US$ 11,411, being the balance of principal US$ 2,214.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Negotiable Obligations -2017 (4)	15,854	465,208	7,539	463,950
Debt related to purchase of subsidiaries (5)	12,651	9,447	11,685	70,655
Negotiable Obligations – 2009 principal amount (2)	—	—	23,785	57,191
Bank loans – 2009 (1)	—	—	14,636	35,164
Unsecured Convertible Negotiable Obligations - 2007 (3)	—	—	59,047	—

	28,505	474,655	116,692	626,960

(1)	Corresponded to an unsecured loan for a total amount of US$ 51 million, which fell due in November, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. In July, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In March, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company had settled eleven installments amounting to US$ 8.1 million. On October 29, 2007 the Company fully cancelled the balance of this loan by paying US$ 14.9 million of principal.
(2)	Corresponded to Negotiable Obligations secured by certain of the Company’s assets for US$ 37.4 million, which matured in November, 2009 with partial periodic amortization. The Company had settled eleven installments amounting to US$ 13.1 million. On October 29, 2007, the Company fully cancelled the balance of these negotiable bonds by paying US$ 24.3 of principal.
(3)	According to Note 13, these amount related to Convertible Negotiable Obligations (CNO) issued for a total amount of US$ 100 million. As of the end of the period the balance was fully cancelled. Part of Convertible Negotiable Obligations were held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 21, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% annual, net of issuance expenses in the amount of Ps. 8.5 million. Principal will be fully paid at maturity.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Notes 32, 41 and 43 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	15,720	28,704	1,485	15,303
Condominium expenses	3,281	—	1,954	—
Directors’ fees provision (Note 10.a.) (1)	3,222	—	2,919	—
Administration and reserve funds	448	—	448	—
Provision for lawsuits (Exhibit E)	77	—	6	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Guarantee deposits	1,372	3,875	2,255	2,014
Present value	—	(135)	—	(136)
Other	638	198	686	92

	24,758	32,650	9,753	17,281

(1)	As of December 31, and June 30, 2007, it is disclosed net of advances to Directors for Ps. 247 and Ps. 420, respectively.

NOTE 9:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2007	December 31, 2006
Other income:
Other	157	364

	157	364

Other expenses:
Tax on personal assets	(4,229)	(2,789)
Donations	(1,759)	(1,240)
Unrecoverable VAT	(791)	(1,114)
Other	(133)	(61)
Lawsuits	(71)	(9)

	(6,983)	(5,213)

Total other income and expenses, net	(6,826)	(4,849)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of December 31, 2007 and June 30, 2007, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2007	June 30, 2007
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivable	1,935	1,283
Other current receivables	62	41
Current investments	4,518	4,357
Non-current investments	99,944	98,166
Current accounts payable	2,574	2,846
Other current liabilities	33	26

Comercializadora Los Altos S.A. (1)
Current mortgages and leases receivable	64	66
Current accounts payable	5	5

Banco Hipotecario S.A. (3)
Other current receivables	—	11
Current investments	318	411

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivable	18	56

Consultores Assets Management S.A. (4)
Current mortgages and leases receivable	219	193
Other current receivables	—	44

Consorcio Libertador (4)
Current mortgages and leases receivable	102	82
Other current receivables	64	12
Current accounts payable	11	50

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivable	564	389
Other current receivables	16	12
Current accounts payable	419	232
Non-Current accounts payable	—	41
Short-term debt -Convertible Negotiable Obligations	—	37,241

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivable	51	40
Other current receivables	448	549
Other non-current receivables	458	—
Current accounts payable	—	1

ECIPSA Holding S.A. (4)
Current mortgages and leases receivable	8	3
Current accounts payable	22	—

Fibesa S.A. (1)
Other current receivables	4	4
Current accounts payable	—	1

Fundación IRSA (4)
Current mortgages and leases receivable	28	14
Other current receivables	1	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

a)	(Continued)

	December 31, 2007	June 30, 2007
Hoteles Argentinos S.A. (1)
Current mortgages and leases receivable	2,140	1,817
Non-current mortgages and leases receivables	—	929
Other current liabilities	632	620

Inversora Bolívar S.A. (1)
Current mortgages and leases receivable	1,703	987
Other current receivables	5,761	20,777
Other non-current receivables	61,206	61,206
Current accounts payable	919	446
Other current liabilities	5	—

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivable	235	261
Other current receivables	25,263	17,460
Other non-current receivables	4,941	3,486
Other non-current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	7	6
Other current receivables	1	—

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	—	112
Managers, Directors and other Staff of the Company – Non-current	—	63
Other current receivables	145	—
Other non-current receivables	36	—
Current accounts payable	21	28

Ritelco S.A. (1)
Other current receivables	—	1,827
Other current liabilities	14,715	801
Other non-current liabilities	28,699	15,303
Short-term debt	—	1,801

Tarshop S.A. (1)
Current mortgages and leases receivable	62	—

Estudio Zang, Bergel & Viñes (4)
Other current receivables	—	13
Current accounts payable	—	95

Directors (4)
Other current receivables	48	40
Other current liabilities	3,222	2,919
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Current mortgages and leases receivable	—	68
Other current receivables	—	3,473

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

a)	(Continued)

	December 31, 2007	June 30, 2007
Emprendimiento Recoleta S.A. (1)
Current accounts payable	1	1

E-commerce Latina S.A. (1)
Short-term debt	3,204	—

Shopping Alto Palermo S.A. (1)
Current accounts payable	7	2

Rummaala S.A. (1)
Current mortgages and leases receivable	16	15
Other current receivables	1,203	2,544

Museo de los niños (4)
Current mortgages and leases receivable	21	21

CYRSA S.A. (1)
Current mortgages and leases receivable	67	29
Other current receivables	1,425	836
Current accounts payable	517	—
Other current liabilities	—	38

Quality S.A. (1)
Other current liabilities	95	—

Sutton (4)
Other current receivables	28,293	13,329

Palermo Invest S.A. (1)
Other current receivables	5,044	13,507

Pereiraola S.A. (1)
Current mortgages and leases receivable	1	—

Puerto Retiro S.A. (3)
Current mortgages and leases receivable	2	—
Other current receivables	39	—

Solares de Santa María (1)
Current mortgages and leases receivable	21	—
Other current receivables	691	—

Financel Communications S.A.(1)
Other current liabilities	240	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the six month periods ended December 31, 2007 and 2006 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related companies
Palermo Invest S.A.	2007	—	—	—	—	—	307	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Inversora Bolivar S.A.	2007	924	—	—	—	(162)	4,270	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Abril S.A.	2007	—	—	—	—	—	—	—	—	—
	2006	8	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2007	—	—	—	(15)	—	5,027	—	—	—
	2006	—	—	—	—	—	4,932	—	—	—
Banco Hipotecario S.A. (3)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	21	—	—	—	—	—	—
Canteras Natal Crespo S.A. (5)	2007	48	—	—	—	—	39	—	—	—
	2006	48	—	—	—	—	8	—	—	—
Cresud S.A.C.I.F. y A. (2)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	(480)
Dolphin Fund PLC (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	3,053	—	—	—	—	—	—
Fundación IRSA (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	(42)	—
Hoteles Argentinos S.A. (1)	2007	—	—	—	—	—	109	—	—	—
	2006	—	—	—	—	—	97	—	—	—
Inversora Bolívar S.A. (1)	2007	—	—	—	—	—	—	—	—	—
	2006	221	—	—	(88)	(135)	—	—	—	(84)
Llao Llao Resorts S.A. (1)	2007	—	66	—	—	—	1,403	—	—	—
	2006	—	32	—	—	—	501	—	—	—
E-Commerce S.A. (1)	2007	—	—	—	—	—	—	—	—	(59)
	2006	—	—	—	—	—	—	—	—	—
Rummaala S.A. (1)	2007	—	—	—	—	—	81	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Ritelco S.A. (1)	2007	—	—	—	—	—	66	—	—	(754)
	2006	—	—	—	—	—	—	—	—	(403)
Patagonian Investment S.A. (1)	2007	—	—	—	—	—	116	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Tarshop S.A. (1)	2007	35	701	—	—	—	—	—	—	—
	2006	—	96	—	—	—	—	—	—	—
Advances to employees (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	4	—	—	—
Estudio Zang, Bergel & Viñes (4)	2007	—	—	—	—	—	—	(1,121)	—	—
	2006	—	—	—	—	—	—	(333)	—	—
Directors (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	(1,630)	—	—
CYRSA (5)	2007	—	177	—	—	—	6	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Nuevas Fronteras S.A. (1)	2007	—	—	—	—	(2)	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Solares Santa Maria (1)	2007	1	(5)	—	—	—	7	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Sutton (2)	2007	—	—	—	—	—	565	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (4)	2007	63	5	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—

Total 2007		1,071	944	—	(15)	(164)	11,996	(1,121)	—	(813)

Total 2006		277	128	3,074	(88)	(135)	5,542	(1,963)	(42)	(967)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control

Other related party transactions. See Notes 18 and 42 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

b.	The composition of equity (loss) gain from related companies is as follows:

	December 31, 2007	December 31, 2006
Gain on equity investments	11,180	64,073
Amortization of goodwill and lower/higher values	160	1,726

	11,340	65,799

NOTE 11:	COMMON STOCK

a.	Common stock

As of December 31, 2007, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	Pending
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	Pending
	578,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 11:	(Continued)

a.	(Continued)

(1)	Conversion of negotiable obligations and exercised of warrants. See Note 13.

(2)	Exercise of options mentioned in Note 13.

b.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008. (See Note 6)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On November 21, 2002, the Company issued Negotiable Obligations Convertible into Common Shares for a nominal value of US$ 100,000, falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears and which, at the time of their conversion, provide the right to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options matured on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 13:	(Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription.

As of November 14, 2007, the Negotiable Obligations have been fully paid and warrants have been exercised as indicated as follows:

	Outstanding Convertible Negotiable Obligations (N.V. US$)	Common stock (outstanding shares)	Funds received for exercised warrants, in dollars
As of the date of issue of the Convertible Negotiable Obligations	100,000,000	211,999,273	—
Post conversion (NOV - 14 - 2007)	—	578,676,460	119,894,454

As of June 30, 2007, the Company had Negotiable Obligations for US$ 18,904,946 and warrants outstanding for US$ 43,226,409.

During the six-month period ended on December 31, 2007, Negotiable Obligations amounting to 18,847,289 were converted (generating an increase in common stock of 34,582,162) and US$ 58 were paid in Negotiable Obligations. Consequently, all the Negotiable Obligations issued were fully cancelled.

During the six-month period ended December 31, 2007, the amount of 43,123,215 warrants were exercised. Therefore, there was an increase in common stock of 79,125,142 and incoming funds for US$ 51,756.

As a consequence of the cancellation of the Convertible Negotiable Obligations debt, the Company’s common stock has been set in Ps. 578,676,460 representing 578,676,460 common non-endorsable shares, nominal value Ps. 1 each and one vote each.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	583	(626)	(43)
Investments	(20,188)	870	(19,318)
Mortgages and leases receivable	(229)	36	(193)
Other receivables and prepaid expenses	58,439	(95)	58,344
Inventories	(24,730)	17,997	(6,733)
Fixed assets, net	(2,901)	730	(2,171)
Allowances and reserves	2	25	27
Short and long-term debt	(2,971)	165	(2,806)
Salaries and social security payable	—	15	15
Other liabilities	946	(30)	916

Total non-current	8,951	19,087	28,038

Total net deferred assets	8,951	19,087	28,038

Net assets at the end of the period derived from the information included in the above table amount to Ps. 28,038.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods December 31, 2007 and 2006, respectively:

Items	December 31, 2007	December 31, 2006
Net income for the period (before income tax)	5,454	68,291
Current income tax rate	35%	35%
Net income for the period at the tax rate	1,909	23,902
Permanent differences at the tax rate:
- Restatement into constant currency	(7,466)	1,434
- Donations	126	205
- Gain (loss) on equity in investees	3,525	(23,030)
- Net income from retained interest in securitized receivables	(111)	(158)
- Amortization intangible assets	390	—
- Tax on personal assets	—	976
- Allowance/reversals on deferred assets	—	(3,329)
- Tax statement difference	(182)	—
- Others	1,480	—

- Income tax charge for the period	(329)	—

- MPIT charge for the period	—	2,171

Total income tax and MPIT charged for the period	(329)	2,171

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day. Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) being the amount of the transaction Ps. 81,607.

Inversora Bolivar S.A. should cancel the transaction in four-year term with an annual interest rate of 11%.

As of December 31, 2007 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

NOTE 17:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter and option contract whereby the Company (i) delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the building to be constructed by DYPSA and (ii) granted DYPSA an option to acquire plot 1e) of Dique III mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. The value of the transaction was US$ 8,030 and US$ 10,800, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 17:	(Continued)

As a guaranty for the first transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e). As consideration, DYPSA would forward in a maximum 36 months’ term housing units, trunk storage units and garages jointly representing 31.50% of the own square meters surface built of the second building.

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. signed the preliminary sales contract for the plot of parcel 1d), of Dique III. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

On November 2, 2007, both the Company and DYPSA have jointly decided to replace the non-monetary valuable consideration referred to above of the 1e) plot with the payment of US$ 18,250 payable as follows: US$ 4,562 together with the signing of the agreement, US$ 438 fifteen days after and on February, 2008 US$ 12,000. Simultaneously, on such date and during the same act, the Company will provide the pertinent deed so as to definitively “formalize” the agreement, and will cancel the first degree mortgage in favor of the Company that guaranteed the units to be delivered and the remaining US$ 1,250 will be paid on March 2, 2008. Consequently, the credit in favor of the Company is included in mortgages and leases receivable. The gain recorded as a result of the settlement of the transaction amounted to US$ 4,720.

Included in the same agreement, the parties decided to postpone the date of handing over the units engaged in the exchange of the 1c) parcel for March 1, 2008.

NOTE 18:	CABALLITO PLOT OF LAND– BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 18:	(Continued)

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500 at the time the units are transferred.

As of December 31, 2007 the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTE 19:	PURCHASE OPTION OF REPUBLICA BUILDING

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, an irrevocable purchase and sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions. At the moment of the title deed, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed annual interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building.

NOTE 20:	ACQUISITION OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of its presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission for the Defense of Competitiveness (CNDC) with regard to the need for reporting such transaction as economic concentration.

The CNDC resolution issued in connection with the referred inquiry was appealed at courts by the Company and at present the related decision is pending.

NOTE 21:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007, the Company issued Negotiable Obligations for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000 authorized by

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 21:	(Continued)

the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006. The issue was approved both by the Shareholders’ Meeting held on October 31, 2006 and by the Board of Directors’ Meeting of November 22, 2006. The Negotiable Bonds accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2 starting August 2, 2007. Principal will be fully paid at maturity.

These bonds include an obligation that limits our capacity to pay dividends, which cannot exceed the amounts that follow:

•	50% of our consolidated accumulated profit and loss, net; or

•	75% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 3.0 over 1; or

•	100% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 4.0 over 1; or

•

100% of the total net in cash (with certain exceptions) and the fair market price of the goods, with the exception of the cash received either by us or by our restricted subsidiaries for (a) any contribution to our capital or to the capital of our restricted subsidiaries or the issue and sale of the qualified shares of our company or of our restricted subsidiaries subsequent to the issue of our negotiable bonds to be matured in 2017, or (b) the issue and subsequent sale of the issue of our negotiable bonds to be matured in 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been changed in qualified shares of our company or exchanged for such shares.

For better information we recommend to see the issuance prospectus.

NOTE 22:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

On August 27, 2007, the Company signed the transfer deed for the 50% of the building known as “Tower BankBoston” located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide renowned architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building for US$ 54,000.

NOTE 23:	SUBSEQUENT EVENTS

Sale of an indivisible part of the Bouchard Plaza building

On January 9, 2008 the Company sold, assigned and transferred the indivisible 29.85% it owned of the Bouchard Plaza building located in Bouchard 551 of the Autonomous City of Buenos Aires, known as “Edificio La Nación”, covering 9,946 square meters of surface area, and 133 garages in the amount of US$ 34.4 million and granted the effective possession of such building to the firm TECHINT COMPAÑÍA TÉCNICA INTERNACIONAL SOCIEDAD ANÓNIMA COMERCIAL E INDUSTRIAL (TECHINT).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 23:	(Continued)

Such transaction generated a gain of Ps. 20.4 million. With the sale of the indivisible 29.85% of the building, the agreements entered into on a timely basis with the companies NORTEL NETWORKS DE ARGENTINA S.A. and Techint were duly assigned.

On January 15, 2008, the Company and Techint filed a request for opinion with the National Commission for the Defense of the Competition in connection with the need to report such operation as one of economic concentration.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2007

and ended December 31, 2007

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at period end	Depreciation					Allowances for impairment (2)	Net carrying value as of December 31, 2007	Net carrying value as of June 30, 2007
					Accumulated at beginning of year	For the period / year			Accumulated at period end
						Increase, deductions and Transfers	Rate %	Amount (1)
Furniture and fixtures	1,675	21	(6)	1,690	1,611	—		26	1,637	—	53	64
Machinery, equipment and computer equipment	6,126	61	—	6,187	5,167	—		294	5,461	—	726	959
Leasehold improvements	6,737	101	—	6,838	6,260	—		135	6,395	—	443	477
Vehicles	130	—	—	130	78	—		13	91	—	39	52
Real Estate:						—
Av. de Mayo 595	7,339	—	—	7,339	2,148	—		117	2,265	(55)	5,019	5,134
Av. Madero 942	3,277	—	—	3,277	809	—		92	901	—	2,376	2,468
Bouchard 551	244,548	—	—	244,548	2,649	—		3,974	6,623	—	237,925	241,899
Bouchard 710	72,460	—	—	72,460	4,070	—		1,198	5,268	—	67,192	68,390
Constitución 1111	1,338	—	—	1,338	312	—		21	333	(242)	763	777
Constitución 1159	8,762	—	—	8,762	—	—		—	—	(6,712)	2,050	2,050
Costeros Dique IV	23,337	—	—	23,337	2,462	—		294	2,756	—	20,581	20,875
Dique 2 M10 (II) Building. A	21,184	—	—	21,184	2,713	—		274	2,987	—	18,197	18,471
Dock del Plata	26,944	—	—	26,944	750	—		563	1,313	—	25,631	26,194
Laminar Plaza	33,513	—	—	33,513	4,326	—		423	4,749	—	28,764	29,187
Libertador 498	51,152	—	—	51,152	10,091	—		714	10,805	—	40,347	41,061
Libertador 602	3,486	—	—	3,486	655	—		49	704	—	2,782	2,831
Stores Cruceros	293	—	—	293	8	—		4	12	—	281	285
Madero 1020	2,188	—	—	2,188	494	—		62	556	—	1,632	1,694
Maipú 1300	52,632	—	—	52,632	10,285	—		689	10,974	—	41,658	42,347
Museo Renault	—	10,614	—	10,614	—	—		10	10	—	10,604	—
Reconquista 823	24,756	8	—	24,764	5,663	—		328	5,991	—	18,773	19,093
Rivadavia 2768	334	—	—	334	39	—		13	52	—	282	295
Sarmiento 517	485	—	—	485	37	—		9	46	(341)	98	98
Suipacha 652	17,010	—	—	17,010	4,718	—		226	4,944	—	12,066	12,292
Torre Renoir I	1,520	—	—	1,520	5	—		12	17	—	1,503	1,515
Della Paolera 265	—	173,850	—	173,850	—	—		2,332	2,332	—	171,518	—
Works in progress Dique IV	9,684	11,662	—	21,346	—	—		—	—	—	21,346	9,684
Work in progress Intercontinental office repair	—	19	—	19	—	—		—	—	—	19	—

Total as of December 31, 2007	620,910	196,336	(6)	817,240	65,350	—	—	11,872	77,222	(7,350)	732,668	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103	—	13,301	65,350	(7,368)	—	548,192

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 18 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of December 31, 2007	Book value as of June 30, 2007	Issuer’s information (1)						(1) Interest in capital stock
							Main activity	Legal address	Last unaudited financial statement
									Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity
Current Investment
Boden (2)	US$	0.001	600	0.0033	2	2	—	—	—	—	—	—	—
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	338,400	0.00094	318	411	—	—	—	—	—	—	—

Total current investments as of December 31, 2007					320	—	—	—	—	—	—	—	—

Total current investments as of June 30, 2007					—	413

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

Exhibit C (Continued)

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at December 31, 2007	Book value at June 30, 2007	Issuer’s information (1)							Interest in Capital Stock (1)
							Main Activity	Legal Address	Last unaudited financial statement
									Date	Capital stock (par value)		Income (loss) for the period	Shareholders’ equity
Non-current investments
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,501,168		1,323	1,357	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	12.31.07	3,002		(108)	2,725	50.00%
	Irrevoc. Contrib.				40	20
	Higher Inv. Value				7,553	7,553
Palermo Invest S.A. (1) (6)	Common 1 vote	0.001	76,685,772		206,334	208,721	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.07	78,251		(2,436)	210,545	98.00%
	Higher Inv. Value				47,065	48,676
	Purchase expenses				485	489
	Goodwill				(43,280)	(44,452)
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		17,253	13,017	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.07	9,887		3,189	25,446	80.00%
	Irrevoc. Contrib.				1,572	3,531
	Higher Inv. Value				1,620	1,687
	Purchase expenses				40	41
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,862,666		509,409	513,825	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.07	78,206		48,691	816,877	62.48%
	Goodwill				(27,833)	(28,617)
	Higher Inv. value				6,000	6,177
Patagonian Investment S.A. (6)	Common 1 vote	0.001	229,000		13	62	Real estate investments	Florida 537 floor 18, Buenos Aires	12.31.07	250		(292)	3,560	91.60%
	Irrevoc. Contrib				3,440	35
	Purchase expenses				1	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506		14,672	14,139	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.07	28,495		1,065	29,344	50.00%
	Purchase expenses				180	187
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,294	5,181	Banking	Tte. Gral Perón 655, Buenos Aires	12.31.07	62,500	(4)	5,718 (4)	113,752	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970		211,630	224,658	Investments	Zabala 1422, Montevideo	12.31.07	66,970		(13,036)	239,207	100.00%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000		88,366	91,989	Banking	Reconquista 151 floor 1, Buenos Aires	12.31.07	1,500,000	(4)	80,770 (4)	2,642,224	5.00%
	Goodwill				(2,186)	(2,255)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760		(192)	32	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	12.31.07	300		(447)	156	50%
	Goodwill				4,842	4,842
	Purchase expenses				319	319

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007	Exhibit C (Continued)
In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at December 31, 2007	Book value at June 30, 2007	Insure’s information (1)						Interest in Capital Stock (1)
							Main Activity	Legal Address	Last unaudited financial statement
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Inversora Bolivar S. A.	Common 1 vote	0,001	717,460		4,068	4,105	Acquisition, building and buying and selling of real estate	Bolívar 108 floor 1 Buenos Aires	12.31.07	44,048	(3,632)	243,250	1.84%
	Irrevoc. Contrib.				92	—
	Higher Inv. Value				—	—
Quality Invest S.A. (8)	Common 1 vote	0.001	95,000		95	—	Real estate investments	Bolivar 108 floor 1 Buenos Aires	12.31.07	100,000	—	100,000	95.00%
E-Commerce Latina S.A.(9)	Common 1 vote	0.001	1,455,037		3,184	—	Direct or indirect interest in companies related to communication media	Florida 537 floor 18 Buenos Aries	12.31.07	1,616,708	(62,313)	3,537,823	90.00%
Rummaala S.A. (5)	Common 1 vote	0,001	4,314,719		4,152	33,795	Acquisition, building and buying and selling of real estate	Moreno 877 floor 21 Buenos Aires	12.31.07	43,147	(902)	41,522	10.00%
	Higher Inv. Value				—	39,728
CYRSA S.A. (5)	Common 1 vote	0,001	21,545,357		20,608	38	Real estate investments	Bolívar 108 floor 1 Buenos Aires	12.31.07	43,091	(1,848)	41,215	50.00%
	Purchase expenses				1	1
Solares de Santa María S.A. (7)	Common 1 vote	0,001	283,427,390		117,019	116,944	Real estate investments	Bolívar 108 floor 1 Buenos Aires	12.31.07	314,919	83	315,044	90.00%
Financel Communications S.A. (8)	Common 1 vote	0,001	240,000		240	—	Promotion and management electronic payments of goods and services	Bolívar 108 floor 1 Buenos Aires	12.31.07	300,000	—	300	80.00%

Total as of December 31, 2007					1,230,759	—

Total as of June 30, 2007					—	1,293,166

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA’s shares at December 31, 2007 is Ps. 12.25. Quotation price of APSA’s shares at June 30, 2007 is Ps. 14.5
(3)	Quotation price of Banco Hipotecario’s shares at December 31, 2007 is Ps. 2.25 (See Note 18 to the Unaudited Basic Financial Statements).

Quotation price of Banco Hipotecario’s shares at June 30, 2007 is Ps. 3.27

(4)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles.
(5)	See Note 39 to the Unaudited Consolidated Financial Statements.
(6)	See Note 32 to the Unaudited Consolidated Financial Statements.
(7)	Company incorporated in May, 2007 (See Note 40 to the Unaudited Consolidated Financial Statements).
(8)	Company incorporated in August, 2007 (See Note 41 to the Unaudited Consolidated Financial Statements).
(9)	Company incorporated in November, 2007 (See Note 41 to the Unaudited Consolidated Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit D

Items	Value as of December 31, 2007	Value as of June 30, 2007
Current Investments
Mutual funds (1)	51,570	20,725
Convertible Note APSA 2014 – Accrued interest (2)	4,518	4,357
Other investments (2)	—	125
IRSA I Financial Trust Exchangeable Certificates (2)	—	88

Total current investments as of December 31, 2007	56,088	—

Total current investments as of June 30, 2007	—	25,295

Non-current investments
Caballito plots of land	9,223	9,223
Pilar	3,408	3,408
Torres Jardín IV (4)	3,010	3,010
Padilla 902 (3)	94	94

Subtotal undeveloped parcels of lands	15,735	15,735
Convertible Note APSA 2014 (5)	99,944	98,166
Advances for purchase of shares	3,995	—
IRSA I Trust Exchangeable Certificates	429	571
Art works	40	40

Subtotal others investments	104,408	98,777

Total non-current investments as of December 31, 2007	120,143	—

Total non-current investments as of June 30, 2007	—	114,512

(1)	Includes as of December 31, 2007, Ps. 3,111 corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows, and as of June 30, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund, Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B—Banco Itau Fund, Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 266 (See comments in Note 1.5.i.).
(4)	Net of the allowance for impairment amounting to Ps. 20 (See comments in Note 1.5.i.).
(5)	See Note 22 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period beginning on July 1, 2007 and

ended December 31, 2007

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of December 31, 2007	Carrying value as of June 30, 2007
Deducted from assets:
Allowance for Impairment of fixed assets (2)	7,368	—	(18)	7,350	7,368
Allowance for doubtful accounts (1)	331	112	—	443	331
Allowance for Impairment of undeveloped parcels of land	286	—	—	286	286
From liabilities:
Provision for lawsuits	6	71	—	77	6

Total as of December 31, 2007	7,991	183	(18)	8,156	—

Total as of June 30, 2007	11,165	163	(3,337)	—	7,991

(1)	Increases are disclosed in Exhibit H.
(2)	Decreases correspond to allowance for impairment recovery for Ps. 18 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

Exhibit F

Items	December 31, 2007 Ps.	December 31, 2006 Ps.
I. Cost of sales
Stock as of beginning of year	113,508	134,805
Plus (less):
Purchases for the period	30	433
Expenses (Exhibit H)	380	364
Less:
Stock as of end of the period	(72,062)	(113,952)

Subtotal	41,856	21,650

Plus:
Cost of sale of Abril S.A.	—	75
Gain from valuation of inventories at net realizable value	1,197	6,821

Cost of sales	43,053	28,546

II. Cost of leases
Expenses (Exhibit H)	11,791	3,357

Cost of leases	11,791	3,357

III. Cost of services fees
Expenses (Exhibit H)	—	960

Cost of services fees	—	960

Total costs of sales, leases and services	54,844	32,863

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2007	Total as of June 30, 2007
Assets
Current Assets
Cash and banks
Cash	US$	5,568	0.003109	(1)	18	14
Cash	Euros	3,096	0.004572	(1)	14	6
Cash	Pounds	381	0.006192	(1)	2	2
Cash	Real	1,019	0.001680	(1)	2	1
Banks	US$	7,523,896	0.003109	(1)	23,392	27,876
Banks	Euros	116,204	0.004572	(1)	531	479
Banks	Yenes	—	—		—	29,070
Investments
Boden 2013	US$	506	0.003109	(1)	2	2
Mutual Funds	US$	6,709,452	0.003109	(1)	20,860	5,510
Accrued interest Convertible Note APSA 2014	US$	1,434,743	0.003149	(1)	4,518	4,357
Banco Ciudad de Bs. As. Bond	Euros	—	0.004572	(1)	—	123
Banco Ciudad de Bs. As. Bond—Accrued interest	Euros	—	0.004572	(1)	—	2
Mortgages and leases receivable net
Mortgages receivable	US$	14,146,503	0.003109	(1)	43,981	5,222
Related parties	US$	345,967	0.003149	(1)	1,089	1,967
Other receivables and prepaid expenses
Prepaid expenses	US$	2,609	0.003109	(1)	8	141
Related parties	US$	9,965,428	0.003149	(1)	31,381	32,121
Credit default SWAP	US$	158,986	0.003109	(1)	494	785
Other receivables and prepaid expenses	US$	3,000	0.003109	(1)	9	137

Total Current Assets					126,301	107,815

Non-Current Assets
Investments
Convertible Note APSA 2014	US$	31,738,262	0.003149	(1)	99,944	98,166
Mortgages and leases receivable:
Mortgages receivable	US$	97,657	0.003109	(1)	304	168
Mortgages receivable	Euros	2,250	0.004572	(1)	10	12
Related parties	US$	—	—		—	929
Other receivables
Related parties	US$	1,569,000	0.003149	(1)	4,941	3,486
Credit default SWAP	US$	1,112,380	0.003109	(1)	3,458	3,096

Total Non-current Assets					108,657	105,857

Total Assets as of December 31, 2007					234,958	—

Total Assets as of June 30, 2007					—	213,672

Liabilities
Current Liabilities
Trade accounts payable	US$	210,906	0.003149	(1)	664	1,119
Trade accounts payable	Euros	2,658	0.004632	(1)	12	18
Mortgages payable	US$	2,214,404	0.003149	(1)	6,973	14,755
Customer advances	US$	6,980,097	0.003149	(1)	21,980	21,644
Short–term debt	US$	8,312,500	0.003149	(1)	26,176	109,964
Taxes payable	US$	—	0.003149	(1)	—	1,218
Other liabilities
Related parties	US$	4,891,749	0.003149	(1)	15,404	1,485
Guarantee deposits	US$	391,717	0.003149	(1)	1,234	2,095
Others	US$	184,216	0.003149	(1)	580	380

Total Current Liabilities					73,023	152,678

Non-current Liabilities
Trade accounts payable	US$	—	0.003149	(1)	—	115
Long–term debt	US$	153,000,000	0.003149	(1)	481,797	574,863
Other liabilities
Related parties	US$	9,115,413	0.003149	(1)	28,704	15,303
Guarantee deposits	US$	1,117,279	0.003149	(1)	3,518	1,930

Total Non-current Liabilities					514,019	592,211

Total Liabilities as of December 31, 2007					587,042	—

Total Liabilities as of June 30, 2007					—	744,889

(1)	Official selling and buying exchange rate as of December 31, 2007 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

Exhibit H

Items	Total as of December 31, 2007	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recovered expenses	Expenses			Total as of December 31, 2006
							Administration	Selling	Financing
Interest and indexing adjustments	27,205	—	—	—	8	(8)	—	—	27,205	13,584
Depreciation and amortization	12,328	11,386	—	—	—	—	468	—	474	3,262
Salaries, bonus and social security charges	4,873	—	42	—	404	(404)	4,831	—	—	4,872
Fees and compensations for services	4,262	21	93	—	239	(239)	4,148	—	—	1,252
Directors fees	3,819	—	—	—	—	—	3,819	—	—	1,630
Bank charges	2,279	—	—	—	62	(62)	2,279	—	—	1,352
Gross sales tax	1,363	—	—	—	6	(6)	—	1,363	—	1,548
Maintenance of buildings	660	341	217	—	1,381	(1,381)	102	—	—	1,330
Commissions and expenses from property sold	481	—	—	—	—	—	—	481	—	585
Travel expenses	430	—	—	—	3	(3)	430	—	—	265
Rents	387	—	—	—	491	(491)	387	—	—	179
Safety box and stock broking charges	302	—	—	—	—	—	302	—	—	193
Advertising and promotion	228	—	—	—	—	—	—	228	—	568
Traveling, transportation and stationery	227	—	—	—	5	(5)	227	—	—	96
Subscriptions and dues	233	—	—	—	—	—	233	—	—	77
Utilities and postage	117	—	5	—	1,231	(1,231)	112	—	—	9
Doubtful accounts	112	—	—	—	—	—	—	112	—	17
Taxes	94	43	23	—	502	(502)	28	—	—	—
Other expenses of personnel administration	93	—	—	—	30	(30)	93	—	—	207
Insurance	90	—	—	—	77	(77)	90	—	—	702
Courses	51	—	—	—	—	—	51	—	—	96
Security	2	—	—	—	1,085	(1,085)	2	—	—	4
Recovered expenses	—	—	—	—	(5,794)	5,794	—	—	—	—
Others	904	—	—	—	270	(270)	297	—	607	1,951

Total as of December 31, 2007	60,540	11,791	380	—	—	—	17,899	2,184	28,286	—

Total as of December 31, 2006	—	3,357	364	960	—	—	11,561	2,718	14,819	33,779

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit I

	Without term	With maturity date												Interest
		Falling due	To due										Total	No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term			Fixed rate	Variable rate
December 31, 2007
Assets
Investments	52,319	—	4,518	—	—	—	—	—	—	99,944	104,462	104,462	156,781	52,319	104,462	—
Receivables	41,323	832	81,530	53,921	5,583	1,517	21,271	28,573	20,484	450	213,329	214,161	255,484	117,386	126,505	11,593
Liabilities
Short and long-term debt	—	—	16,510	(219)	(219)	12,433	8,572	(875)	(875)	467,833	503,160	503,160	503,160	8,770	491,244	3,146
Other liabilities	4,843	140	32,199	14,533	8,311	18,900	3,285	30,912	478	461	109,079	109,219	114,062	64,238	7,589	42,235
June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829
Liabilities
Short and long-term debt	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		12.31.2007	Current	03.31.2008	06.30.2008	09.30.2008	12.31.2008
Receivables	Mortgages and leases receivable	832	—	36,663	19,946	136	174	57,751
	Other receivables and prepaid expenses	—	1,281	44,867	33,975	5,447	1,343	86,913
	Total	832	1,281	81,530	53,921	5,583	1,517	144,664
Liabilities	Trade accounts payable	—	122	10,197	—	—	—	10,319
	Mortgages payable	—	—	4,154	2,819	—	—	6,973
	Customer advances	—	—	12,212	11,165	478	478	24,333
	Short and long-term debt	—	—	16,510	(219)	(219)	12,433	28,505
	Salaries and social security payable	—	—	1,030	—	626	—	1,656
	Taxes payable	—	—	3,758	18	7,114	19	10,909
	Other liabilities	140	4,743	848	531	93	18,403	24,758
	Total	140	4,865	48,709	14,314	8,092	31,333	107,453

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011
Receivables	Mortgages and lease receivable	—	16	26	16	17	17	18	18	19	20
	Other receivables and prepaid expenses	40,042	5,262	5,108	5,722	5,104	8,256	5,103	5,101	10,041	5,100
	Total	40,042	5,278	5,134	5,738	5,121	8,273	5,121	5,119	10,060	5,120
Liabilities	Trade accounts payables	—	12	—	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	478	478	477	477	—	—	—	—	—
	Short and long-term debts	—	(219)	(219)	(219)	9,229	(218)	(219)	(219)	(219)	(218)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	20	20	21	21	21	22	22	23	24
	Other liabilities	(22)	236	293	477	275	281	29,731	—	812	—
	Total	(22)	527	572	756	10,002	84	29,534	(197)	616	(194)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

3.	(Continued)

Concepts		To be due (Point 3.c)									Total
		06.30.2011	09.30.2011	12.31.2011	12.31.2012	12.31.2013	12.31.2014	12.31.2015	12.31.2016	12.31.2017
Receivables	Mortgages and lease receivable	21	21	21	84	—	—	—	—	—	314
	Other receivables and prepaid expenses	5,101	5,100	5,100	—	—	5	361	—	—	110,506
	Total	5,122	5,121	5,121	84	—	5	361	—	—	110,820
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	12
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	1,910
	Short and long-term debts	(219)	(219)	(219)	(875)	(875)	(875)	(875)	(875)	472,208	474,655
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	24	25	25	106	116	52	—	—	—	542
	Other liabilities	—	—	380	94	—	—	93	—	—	32,650
	Total	(195)	(194)	186	(675)	(759)	(823)	(782)	(875)	472,208	509,769

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current				Total in foreign currency	Total
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Total in local currency
Receivables	Mortgages and leases receivable	12,681	45,070	57,751	—	314	314	12,681	45,384	58,065
	Other receivables and prepaid expenses	55,021	31,892	86,913	102,107	8,399	110,506	157,128	40,291	197,419
	Total	67,702	76,962	144,664	102,107	8,713	110,820	169,809	85,675	255,484
Liabilities	Trade accounts payable	9,643	676	10,319	12	—	12	9,655	676	10,331
	Mortgages payable	—	6,973	6,973	—	—	—	—	6,973	6,973
	Customer advances	2,353	21,980	24,333	1,910	—	1,910	4,263	21,980	26,243
	Short and long-term debt	2,329	26,176	28,505	(7,142)	481,797	474,655	(4,813)	507,973	503,160
	Salaries and social security payable	1,656	—	1,656	—	—	—	1,656	—	1,656
	Taxes payable	10,909	—	10,909	542	—	542	11,451	—	11,451
	Other liabilities	7,540	17,218	24,758	428	32,222	32,650	7,968	49,440	57,408
	Total	34,430	73,023	107,453	(4,250)	514,019	509,769	30,180	587,042	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgages and leases receivable	57,751	—	57,751	314	—	314	58,065	—	58,065
	Other receivables and prepaid expenses	86,913	—	86,913	110,506	—	110,506	197,419	—	197,419
	Total	144,664	—	144,664	110,820	—	110,820	255,484	—	255,484
Liabilities	Trade accounts payable	10,319	—	10,319	12	—	12	10,331	—	10,331
	Mortgages payable	6,973	—	6,973	—	—	—	6,973	—	6,973
	Customer advances	24,333	—	24,333	1,910	—	1,910	26,243	—	26,243
	Short and long-term debt	28,505	—	28,505	474,655	—	474,655	503,160	—	503,160
	Salaries and social security payable	1,656	—	1,656	—	—	—	1,656	—	1,656
	Taxes payable	10,909	—	10,909	542	—	542	11,451	—	11,451
	Other liabilities	24,758	—	24,758	32,650	—	32,650	57,408	—	57,408
	Total	107,453	—	107,453	509,769	—	509,769	617,222	—	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Total accruing interest			Not Accruing interest	Total
		Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables	Mortgage and lease receivables	3,361	—	54,390	57,751	304	—	10	314	3,665	—	3,665	54,400	58,065
	Other receivables	56,658	7,735	22,520	86,913	66,182	3,858	40,466	110,506	122,840	11,593	134,433	62,986	197,419
	Total	60,019	7,735	76,910	144,664	66,486	3,858	40,476	110,820	126,505	11,593	138,098	117,386	255,484
Liabilities	Trade accounts payable	—	—	10,319	10,319	—	—	12	12	—	—	—	10,331	10,331
	Mortgages payables	6,973	—	—	6,973	—	—	—	—	6,973	—	6,973	—	6,973
	Customer advances	—	—	24,333	24,333	—	—	1,910	1,910	—	—	—	26,243	26,243
	Short and long-term debt	9,447	3,146	15,912	28,505	481,797	—	(7,142)	474,655	491,244	3,146	494,390	8,770	503,160
	Salary and social security charges	—	—	1,656	1,656	—	—	—	—	—	—	—	1,656	1,656
	Taxes payable	74	—	10,835	10,909	542	—	—	542	616	—	616	10,835	11,451
	Other liabilities	—	13,893	10,865	24,758	—	28,342	4,308	32,650	—	42,235	42,235	15,173	57,408
	Total	16,494	17,039	73,920	107,453	482,339	28,342	(912)	509,769	498,833	45,381	544,214	73,008	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivable net

December 31, 2007
Related parties:
Hoteles Argentinos S.A.	2,140
Alto Palermo S.A.	1,935
Inversora Bolivar S.A.	1,703
Cresud S.A.C.I.F. y A.	564
Llao-Llao Resort S.A.	235
Consultores Assets Management S.A.	219
Consorcio Libertador	102
Cyrsa S.A.	67
Comercializadora Los Altos S.A.	64
Tarshop S.A.	62
Canteras Natal Crespo S.A.	51
Fundación IRSA	28
Museo de los Niños	21
Solares Santa María S.A.	21
Banco de crédito y Sercuritización S.A.	18
Rummaala S.A.	16
ECIPSA Holding S.A.	8
Puerto Retiro S.A.	2
Pereiraola S.A.	1

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Other current receivables and prepaid expenses

December 31, 2007
Related parties:
Sutton	28,293
Llao-Llao Resorts S.A.	25,263
Inversora Bolívar S.A.	5,761
Palermo Invest S.A.	5,044
Cyrsa S.A.	1,425
Rummaala S.A.	1,203
Solares de Santa María S.A.	691
Canteras Natal Crespo S.A.	448
Advances to Managers, Directors and Staff	145
Consorcio Libertador	64
Alto Palermo S.A.	62
Directors	48
Puerto Retiro S.A.	39
Cresud S.A.C.I.F. y A.	16
Fibesa S.A.	4
Fundación IRSA	1
Nuevas Fronteras S.A.	1

Other non-current receivables and prepaid expenses

December 31, 2007
Related parties:
Inversora Bolivar S.A.	61,206
Llao-Llao Resorts S.A.	4,941
Canteras Natal Crespo S.A.	458
Advances to Managers, Directors and Staff	36

Current investments

December 31, 2007
Related parties:
Alto Palermo S.A.	4,518
Banco Hipotecario S.A.	318

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Non-Current investments

December 31, 2007
Related parties:
Alto Palermo S.A.	99,944

Current trade accounts payable

December 31, 2007
Related parties:
Alto Palermo S.A.	2,574
Inversora Bolívar S.A.	919
Cyrsa S.A.	517
Cresud S.A.C.I.F. y A.	419
ECIPSA Holding S.A.	22
Advances to employees	21
Consorcio Libertador	11
Shopping Alto Palermo S.A.	7
Nuevas Fronteras S.A.	7
Comercializadora Los Altos S.A.	5
Emprendimientos Recoleta S.A.	1

Other current liabilities

December 31, 2007
Related parties:
Ritelco S.A.	14,715
Directors	3,222
Hoteles Argentinos S.A.	632
Financel Communications S.A.	240
Quality Invest S.A.	95
Alto Palermo S.A.	33
Inversora Bolívar S.A.	5

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Short-term debt

December 31, 2007
Related parties:
E-Commerce Latina S.A.	3,204

Other non-current liabilities

December 31, 2007
Related parties:
Ritelco S.A.	28,699
Llao Llao Resorts S.A.	5
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts		Accounting values	Risk covered
ABRIL	15,000		2,261	Third party liability with additional coverage and minor risks
AV MAYO 595	9,887	(1)	5,019	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000		5,019	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,722	(1)	2,376	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000		2,376	Third party liability with additional coverage and minor risks
BOUCHARD 710	84,720	(1)	67,192	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000		67,192	Third party liability with additional coverage and minor risks
BOUCHARD 551	141,149	(1)	237,925	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000		237,925	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	398	(1)	763	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000		763	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000		2,050	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,970	(1)	20,581	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000		20,581	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	15,000		171,518	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (Il) Building A	27,222	(1)	18,197	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (Il) Building A	15,000		18,197	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	27,359	(1)	25,631	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000		25,631	Third party liability with additional coverage and minor risks
DOCK 13	63	(1)	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000		1,595	Third party liability with additional coverage and minor risks
DORREGO 1916	15,000		13	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,872	(1)	487	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	15,000		487	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,146	(1)	28,764	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	15,000		28,764	Third party liability with additional coverage and minor risks
LIBERTADOR 498	65,783	(1)	40,374	Third party liability with additional coverage and minor risks
LIBERTADOR 498	15,000		40,374	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,722	(1)	2,782	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000		2,782	Third party liability with additional coverage and minor risks
MADERO 1020	2,181	(1)	1,632	Third party liability with additional coverage and minor risks
MADERO 1020	15,000		1,632	Fire, explosion with additional coverage and debris removal
MAIPU 1300	45,426	(1)	41,656	Third party liability with additional coverage and minor risks
MAIPU 1300	15,000		41,656	Fire, explosion with additional coverage and debris removal
MINETTI D	115	(1)	58	Third party liability with additional coverage and minor risks
MINETTI D	15,000		58	Fire, explosion with additional coverage and debris removal
MUSEO RENAULT	15,000		10,604	Third party liability with additional coverage and minor risks
WORKS IN PROGRESS DIQUE IV	15,000		21,346	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,893	(1)	18,773	Third party liability with additional coverage and minor risks
RECONQUISTA 823	15,000		18,773	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	402	(1)	282	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	15,000		282	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	9,327	(1)	3,199	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000		3,199	Third party liability with additional coverage and minor risks
SARMIENTO 517	69	(1)	98	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000		98	Third party liability with additional coverage and minor risks
SUIPACHA 652	30,027	(1)	12,066	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000		12,066	Third party liability with additional coverage and minor risks
CABALLITO PLOT OF LAND	15,000		22,663	Third party liability with additional coverage and minor risks
TORRES JARDIN	861	(1)	466	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000		466	Third party liability with additional coverage and minor risks
TORRE RENOIR I	15,000	(1)	41,168	Third party liability with additional coverage and minor risks
VILLA CELINA	15,000		43	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of December 31, 2007, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 21 to the unaudited financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Buenos Aires, February 11, 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Current Assets	982,900	583,165	457,479	303,105	286,267
Non-Current Assets	3,173,074	2,516,141	2,165,252	2,042,997	1,860,753

Total	4,155,974	3,099,306	2,622,731	2,346,102	2,147,020

Current Liabilities	558,219	756,968	441,178	331,753	179,699
Non-Current Liabilities	1,263,996	350,768	440,294	543,767	642,796

Subtotal	1,822,215	1,107,736	881,472	875,520	822,495

Minority interest	458,672	414,993	439,903	430,009	452,475
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,875,087	1,576,577	1,301,356	1,040,573	872,050

Total	4,155,974	3,099,306	2,622,731	2,346,102	2,147,020

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Operating income	141,901	104,694	85,632	59,323	24,470
Amortization of goodwill	616	(498)	(553)	(981)	(1,485)
Financial results	(54,853)	12,305	(32,324)	(9,744)	33,970
(Loss) Gain in equity investments	(9,066)	15,034	28,539	49,502	(8,909)
Other income and expenses, net	(4,500)	(6,327)	(4,993)	(4,939)	195

Net gain before taxes	74,098	125,208	76,301	93,161	48,241
Income tax/ MPIT	(46,451)	(37,878)	(33,583)	(29,609)	(14,427)
Minority interest	(21,863)	(21,210)	(13,732)	(6,792)	(1,401)

Net gain	5,784	66,120	28,986	56,760	32,413

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Apartments & Loft Buildings
Alto Palermo Park	—	—	63	—	—
Edificios Cruceros	—	3,262	—	—	—
Palacio Alcorta	—	—	22,986	—	—
Proyecto Rosario	3,428	—	—	—	—
Minetti D	49	—	—	—	—
Torres de Abasto	295	—	—	11	—
Torres Jardín	16	—	—	—	—
Barrio Chico	855	—	—	—	—
Other	—	—	—	—	112
Residential Communities
Abril / Baldovinos (1) (2)	1,756	1,121	2,823	1,519	2,588
Villa Celina IV and V	—	—	—	—	23
Undeveloped parcel of lands
Canteras Natal Crespo	21	59	—	—	—
Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	56,591	26,206	—	23,624	—
Madero 1020	—	—	—	1,806	4,774
Other	—	105	1	—	312

	63,011	30,753	27,706	26,960	13,020

(1)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(2)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003
Liquidity ratio
Current Assets	982,900	=1.76	583,165	=0.77	457,479	=1.04	303,105	=0.91	287,934	=1.60

Current Liabilities	558,219		756,968		441,178		331,753		179,699
Indebtedness ratio
Total liabilities	1,822,215	=0.97	1,107,736	=0.70	881,472	=0.68	875,520	=0.84	822,495	=0.94

Shareholders’ Equity	1,875,087		1,576,577		1,301,356		1,040,573		872,050
Solvency
Shareholders’ Equity	1,875,087	=1.03	1,576,577	=1.42	1,301,356	=1.48	1,040,573	=1.19	872,050	=1.06

Total liabilities	1,822,215		1,107,736		881,472		875,520		822,495
Immobilized Capital
Non-Current Assets	3,173,074	=0.76	2,516,141	=0.81	2,165,252	=0.83	2,042,997	=0.87	1,859,086	=0.87

Total Assets	4,155,974		3,099,306		2,622,731		2,346,102		2,147,020

6.	Brief comment on the outlook for the coming year.

See Attached.

SUMMARY as of December 31, 2007

During calendar year 2007 the Argentine economy continued to grow in terms of Gross Domestic Product (GDP) for the fifth consecutive year. According to November 2007 data, the year-on-year GDP growth was 8.5%.

Thanks to the rise in salaries and growth in economic activity levels, investment and private consumption have reached historical highs. While investment represented 22.5% of the GDP, private consumption showed an inter-annual 8.6% non-seasonal increase, accounting for approximately 65% of the GDP. As a result of this expansion, during calendar year 2007 unemployment decreased to 7.5%, the lowest figure recorded in the last 14 years. However, the inflationary pickup and limited supply of energy may cause a deceleration in activity levels in the future. To counteract the effects of these two issues, the authorities are analyzing the possibility of increasing energy supply through investments in generation and transmission assets. Despite the potential deceleration of economic activity levels mentioned, certain sectors of the economy keep posting record growth levels. The car manufacturing industry, for example, recorded a 141.7% increase in January 2008 compared to the same month of 2007, and exports rose 107.2% in the same period, according to Automobile Manufacturing Association data.

Public accounts continued to show a favorable evolution during calendar year 2007, mainly reflected by the rate of primary surplus. Primary budget surplus reached 3.2% of the GDP, driven by high tax revenue levels, balancing public spending. In connection with external accounts, Argentina posted a trade balance surplus of US$ 6.350 billion as of November 30 of calendar year 2007. Consequently, the Argentine Central Bank has strengthened its reserve position, achieving an inter-annual growth of 42.8% in reserves.

As concerns the industries in which we operate, construction continues to be one of the main drivers of the Argentine economy. For the first eleven months of calendar year 2007, the summary indicator of construction activities (ISAC in Spanish) prepared by the National Institute of Statistics and Census (INDEC) showed an 8.3% increase as compared to the same period of the previous year, according to non-seasonal data.

Housing demand in the residential real estate market has shown a sustained growth in recent years, underpinned by the income recovery in the population, the local investors’ trend to channel savings to the real estate segment and the inflow of foreign investors who are attracted by the City of Buenos Aires and its alluring real estate values compared to other capitals of the world. In this context, while the excessive supply of mortgage loans has shored up real estate prices in the major economies of the world, in our market real estate prices have lagged as compared to these economies because housing credits remain at levels lower than 2% of the GDP. Therefore, a crisis in low-quality mortgage loans that adversely affects housing values is not likely to occur.

On the contrary, looking ahead mortgage lending should increase to the extent permitted by market conditions, with a view to satisfying the population’s housing needs. In this regard, the federal administration is expected to promote future housing financing policies through the financial system and the pension funds aimed at reactivating the mortgage market.

In line with the high levels in private consumption, supermarket sales recorded a year-on-year increase of 29.7% measured at current prices. As concerns the performance of shopping center sales, the INDEC estimates that in calendar year 2007 they recorded a 28.0% increase compared to calendar year 2006, measured in current pesos. The inflow of tourists combined with a competitive exchange rate have added to the favorable performance of this segment.

Demand in the office segment is active while the supply of new offices is still low and soon absorbed, causing demand to remain unsatisfied. Vacancies are caused by the relocation of businesses, and their level is technically null in the higher categories. This mismatch between supply and demand has resulted in a continuous rise in rental prices, particularly in the top quality office segment.

The hotel segment, and five star hotels in particular, have been favored in the last five years by the increase in the number of tourists with high purchasing power. In an international scenario in which worldwide inflow of tourists reached record highs in 2007, according to the latest issue of the WTO World Tourism Barometer, Argentina ranked second among the American countries with the largest growth rate in tourist arrivals, with a 11% increase compared to 2006.

Comments on results for the semester ended December 31, 2007

In this macroeconomic context, we registered a significant improvement in our operating income which amounted to Ps.141.9 million as of December 31, 2007, compared to Ps.104.7 million as of December 31, 2006. This represents a 35.5% increase.

The Company’s revenues increased 45.9%, from Ps.340.3 million as of December 31, 2006 to Ps.496.6 million as of December 31, 2007. The participation of the different segments in net revenues was: sales and developments, Ps.63.0 million; offices and other rental properties Ps.44.8 million; shopping centers, Ps.172.6 million; hotels Ps.76.0 million; credit cards, Ps.139.9 million; and financial and other transactions, Ps.0.3 million.

Although we recorded an increase in revenues from our principal business segments, our net income for the six-month period ended December 31, 2007 was Ps.5.8 million compared to Ps.66.1 million in the same period of fiscal year 2007. It should be noted that in the first quarter of the current fiscal year we recorded losses of Ps.30.0 million, which implies that in this quarter we were capable of generating sufficient income to offset accumulated losses. In addition, the lower income in this period as compared to the same period of the previous fiscal year was not motivated by any factors inherent to the operations in the various business segments, but to results not related to operations, such as higher financial expenses and losses from related companies.

Financial results registered a Ps.54.9 million loss compared to a Ps.12.3 million gain in the same semester of fiscal year 2007. The difference is mainly explained by the issue of IRSA’s and APSA’s Notes in the first six months of fiscal year 2007 which generated interest that translated into higher financing expenses. On the other hand, there was a drop in the value of certain financial assets held as a result of market conditions.

Finally, the results from related companies showed a loss of Ps.9.1 million compared to a gain of Ps.15.0 million in the same semester of fiscal year 2007. Banco Hipotecario’s most recent quarterly financial statements reflect the reversal of losses and show healthy business indicators. Banco Hipotecario’s net income for the last quarter of the calendar year amounts to Ps.33 million, which partially offsets the extraordinary losses posted for the third quarter in the amount of 102.1 million attributable to valuation differences arising from portfolio holdings of certain financial assets at a lower fair value. In calendar year 2007, Banco Hipotecario recorded net cumulative income for Ps. 80.8 million. In the last quarter, loans to the private sector grew by 59% compared to the same quarter of the previous year. Furthermore, in 2007, BHSA opened 8 new branches and 35 sales offices, which totals 96 points of sale.

First semester of fiscal year 2008 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the six-month period ended December 31, 2007, income from rental properties totaled Ps.44.8 million, registering a 95.0% increase as compared to Ps.23.0 million registered in the same period of fiscal year 2007.

Our significant growth in this segment is mainly explained by the higher rental prices of our office buildings and our consolidated position in the class A and AAA building segment, whose occupancy levels have surpassed those prevailing before the 2001 crisis.

The sustained increase in demand for rental properties and the scarce supply of new spaces have given rise to a strong recovery in prices which have already reached and even surpassed the levels in place during the years prior to the 2001 crisis in dollar terms. According to CB Richard Ellis and Colliers International records, the rental prices of AAA class offices in the Catalinas and Plaza Roma areas ranges from US$/sqm 35 per month to US$/sqm 38 per month, compared to a range of US$/sqm 30 per month to US$/sqm 35 per month in the same semester of the previous year, whereas average rental prices of A class offices stands between US$/sqm 25 per month and US$/sqm 28 per month. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years. At present, our office portfolio stands at US$/sqm. 19 per month, which value will be gradually updated as our lease agreements are renewed.

Our portfolio represents 135,182 square meters of A and AAA leaseable area, a 58.5% increase in leaseable area compared to the figures recorded as of December 31, 2006, causing the Company’s market share in this segment to rise to more than 20%. Our offices continue to have full occupancy levels, reaching 98.6% during the second quarter of fiscal year 2008 compared to 98.1% in the second quarter of the previous fiscal year. This implies a vacancy rate of 1.4% in our offices, which is lower to the market average of 2.6% according to Colliers International records, showing the high quality of our properties and the Company’s strong positioning. Besides, these values are way below the ones recorded during the years prior to the 2001 crisis, which exceeded 6%.

The promising future in this business segment encourages us to continue studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations. Our future projects include the addition of 11,000 sqm. of leaseable area in Dique IV in Puerto Madero, currently under construction, which implies a total investment of approximately Ps. 45 million. Work progress is 18%, and completion is scheduled for December 31, 2008. In addition, since December 2006 we have a purchase option in respect of the building known as “Edificio República”, located in the intersection of Tucumán and Bouchard Streets, which has 21 floors of luxury office space. This property is one of the most important office buildings in the City of Buenos Aires, and was designed by the renowned architect César Pelli. We expect to exercise this purchase option in the next months.

After the closing of this quarter, Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial submitted an offer to purchase 29.9% of Edificio Bouchard Plaza, also known as “Edificio La Nación”, which represented a highly attractive opportunity for the Company in terms of realized appreciation of its portfolio assets. The transaction, representing an area of 9,946 square meters and 133 parking spaces, amounted to US$ 34.4 million and generated a Ps.20.5 million profit. It should be noted that the lease agreements executed with NORTEL NETWORKS DE ARGENTINA SA and Techint were assigned.

Below is information on our office space as of December 31, 2007.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of December 31 Ps./000 (4)			Book Value Ps./000 (5)
			Dec-07			2007	2006	2005
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,167	5,625	4,558	2,351	92,294
Dock Del Plata	11/15/06	7,921	100.00%	100%	538	3,663	684	—	25,631
Libertador 498	12/20/95	10,533	100.00%	100%	724	4,083	2,747	1,754	40,347
Maipú 1300	09/28/95	10,280	100.00%	100%	714	3,911	2,688	1,600	41,658
Laminar Plaza	03/25/99	6,521	94.98%	100%	454	2,668	2,301	1,163	28,764
Reconquista 823/41	11/12/93	5,016	100.00%	100%	192	1,100	158	—	18,773
Suipacha 652/64	11/22/91	11,453	100.00%	100%	287	1,170	860	596	12,066
Edificios Costeros	03/20/97	6,389	88.67%	100%	329	1,892	1,492	791	18,197
Costeros Dique IV	08/29/01	5,437	100.00%	100%	387	2,179	881	829	20,581
Bouchard 710	06/01/05	15,014	100.00%	100%	813	4,859	4,240	2,517	67,192
Bouchard 551	03/15/07	33,324	96.71%	100%	1,656	6,627	—	—	237,925
Madero 1020	12/21/95	215	100.00%	100%	8	49	47	29	1,632
Della Paolera 265	08/27/07	15,822	100.00%	100%	1,237	5,108	—	—	171,518
Works in progress in Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	21,346
Other Offices (7)	N/A	3,677	100.00%	N/A	111	677	634	511	10,557

Subtotal Offices		154,137	98.6%	N/A	8,617	43,611	21,290	12,141	808,481
Other Properties
Commercial Properties (8)	N/A	642	57.24%	N/A	19	88	116	126	4,036
Museo Renault	12/06/07	1,275	100.00%	100%	—	—	—	—	10,604
Thames (6)	11/01/97	33,191	100.00%	100%	51	304	304	304	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	100%	69	413	593	298	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	5	100	30	184	5,719

Subtotal Other Properties		97,280	98.4%	N/A	144	905	1,043	912	36,752
Related Fees (12)		N/A	N/A	N/A	N/A	307	656	341	N/A

TOTAL OFFICES AND OTHER (10)		251,417	98.53%	N/A	8,761	44,823	22,989	13,394	845,233

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 12/31/07 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Abril retail stores and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolívar S.A.), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.

II. Alto Palermo S.A (“APSA”): Shopping Centers and Credit Card

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company which operates our shopping center and credit card segments, in which we had a 62.5% interest as of December 31, 2007.

Net income for the six-month period was Ps.48.7 million, compared to Ps.40.2 million recorded in the same period of the previous year. In terms of percentages, this improvement stands for a 21.1% increase.

Total revenues as of December 31, 2007 amounted to Ps.316.2 million, i.e., 42.1% higher than the total revenues recorded in the same period of the previous year. This increase mainly results from the consumer spending momentum, which has fostered sales in our shopping center and credit card segments.

Gross profit for the period showed a major 39.6% increase, from Ps. 148.5 million in the second quarter of fiscal year 2007 to Ps. 207.3 million in the same period of fiscal year 2008.

The consolidated operating income for the period registered a gain of Ps.107.9 million as compared to Ps.84.9 million registered in the same period of the previous year, which stands for a 27.1% increase. EBITDA1 for the six-month period totaled Ps. 145.7 million representing a 23.9% increase as compared to the EBITDA for the same period of the previous year. The increase in operating results at lower rates than the increase in total revenues is the result of: (1) a higher incidence of the credit card segment in the business, which operates at lower margins; (2) the results of the subsidiary Tarshop during the second quarter of fiscal year 2008, as explained under “Credit Card Segment”.

As concerns the evolution of the shopping center segment, revenues have developed favorably, showing a 29.8% increase compared to the same period of the previous fiscal year. EBITDA for this segment has grown in line with this variation, and increased 28.7% compared to the first six months of fiscal year 2007.

During the six-month period ended December 31, 2007, our tenants’ sales have continued to grow, reaching Ps. 1,870.8 million, 31.3% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we were able to maintain an occupancy rate of 98.7%. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A.. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open in early 2009. As of December 31, 2007, Ps.83.1 million had been invested, and the degree of progress of the works was 17%.

Torres Rosario, City of Rosario. On October 11, 2007 we signed a swap agreement with Condominios del Alto S.A. pursuant to which the Company swapped a portion of plot 2-g, with a total area of 7,901.30 square meters, intended for the construction of housing units in exchange for 15 units to be built with a constructed surface area of 1,504.45 square meters and 15 parking spaces.

Acquisition of Soleil Factory, Province of Buenos Aires. On the days preceding the closing of this quarter, the Company executed a bill of sale for a partial bulk transfer with INCSA, for the purchase of one of the portions of the going concern which is composed of a Shopping Center in the property where the “Soleil Factory” shopping center is currently located, in the District of San Isidro, Province of Buenos Aires. The transaction is subject to several conditions precedent. The total price will be US$ 20.7 million. As of the date hereof, US$ 8.1 million had already been paid in advance. The remaining balance, amounting to US$ 12.6 million, will be paid within seven years from the date of execution of the deed of the definitive bulk transfer.

Below is information on our shopping centers as of December 31, 2007, in accordance with the Company’s consolidated financial statements.

[1]	EBITDA represents operating income plus depreciation and amortization charges.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (3)	Accumulated Rental Income as of December 31 Ps./000 (4)			Book Value (Ps. 000) (5)
					2007	2006	2005 (12)
Shopping Centers (6)
Alto Palermo	12/23/97	18,097	98.8%	100.0%	34,133	28,878	23,966	178,515
Abasto Shopping	07/17/94	39,581	99.7%	100.0%	35,131	27,707	21,677	184,091
Alto Avellaneda (11)	12/23/97	28,575	97.4%	100.0%	19,533	16,069	12,285	97,458
Paseo Alcorta	06/06/97	14,437	99.5%	100.0%	18,919	15,862	12,230	69,889
Patio Bullrich	10/01/98	10,978	97.6%	100.0%	14,584	12,707	10,474	102,694
Alto Noa Shopping	03/29/95	18,831	99.8%	100.0%	4,473	3,261	2,465	26,082
Buenos Aires Design	11/18/97	13,988	98.0%	53.7%	5,883	5,153	4,210	14,850
Alto Rosario Shopping	11/09/04	30,261	99.9%	100.0%	9,896	7,594	5,750	83,127
Mendoza Plaza Shopping	12/02/04	39,392	97.3%	85.4%	11,568	8,678	6,864	87,710
Fibesa and Others (7)	—	N/A	N/A	100.0%	13,031	7,315	29,340	—
Comercializadora Los Altos S.A.	—	N/A	N/A	100.0%	177	—	—	—
Income from Tarjeta Shopping	—	N/A	N/A	80.0%	139,901	89,296	55,197	—
Neuquén (8)	07/06/99	N/A	N/A	94.6%	—	—	—	12,303
Panamerican Mall S.A. (9)	12/01/06	36,173	N/A	80.0%	—	—	—	229,570
Córdoba Shopping Villa Cabrera	12/31/06	10,429	98.6%	100.0%	5,239	—	—	73,892

TOTAL (10)		260,742	98.7%	92.7%	312,468	222,520	184,458	1,160,181

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	APSA’s effective interest in each of its business units. IRSA has a 62.48% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes credit card income (Tarshop).
(11)	9.57% of the shopping center’s surface area is currently under construction.
(12)	Includes Ps.23 million from the sale of the Alcorta Plaza property, as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, in the “Sales and Developments” segment.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which we hold a 80% interest.

Our credit card business unit posted an income of Ps.4.1 million for the second quarter of fiscal year 2008, lower than the Ps.9.0 million income recorded in the same period of the previous year, as a result of higher financial and transaction costs.

Net revenues posted a significant increase of 56.7%, from Ps.89.3 million during the first semester of fiscal year 2007 to Ps.139.9 million during this semester. In addition, operating results reached Ps.11.7 million.

During the first semester EBITDA of the Credit Cards segment was Ps.13.9 million, a reduction from Ps.18.2 million in the same period of the previous year.

The credit portfolio including securitized coupons as of December 31, 2007 reached Ps.852.1 million, 52.7% higher than the Ps.558.0 million portfolio recorded as of December 31, 2006.

In the area of collections, short-term delinquency at December 31, 2007 was 5.9%.

III. Sales and Developments

In the six-month period ended December 31, 2007, the sales and developments segment recorded revenues of Ps.63.0 million, compared to Ps.30.8 million in the same period of the previous year. Below is a description of the Company’s major developments:

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May 2007, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important print media. As of December 31, 2007, the project had been completed and two units were pending sale.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start construction of these two exclusive residential buildings of 42 and 51 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. On September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose current degree of progress is 92.0%. As of December 31, 2007, 93.0% of our units had been sold, with two units pending sale.

In connection with Tower 2, as of December 31, 2007, the preliminary building tasks had started. During the second quarter of fiscal year 2008, on November 2, 2007, the Company and the developer decided to replace the swap agreement for Tower 2 for a payment of US$18.2 million, US$5.0 million of which were paid on that date and the balance will be received by the Company over the next six months. The income resulting from this transaction amounted to approximately US$4.7 million.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the degree of progress is 15.0% and marketing is expected to be launched during this fiscal year.

Abril, Hudson, Province Buenos Aires. In Abril we have developed a 312-hectare private residential community for the construction of single family homes targeting the upper-middle income market. Abril is located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers and a shopping center. The neighborhoods have been completed, and during the second quarter of fiscal year 2008 the sale of the last plots available in stock was launched.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”. It will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding sales of the lots to be received pursuant to the swap agreement are highly positive. In connection with the degree of work progress, as of December 31, 2007, all services were already operational, including electricity, water, sewage, effluent treatment plant, public lighting, finished roads, accesses, buildings, sports sector, etc. The pending works include a road tunnel and the Bancalari-Benavidez expressway. Marketing actions started after the closing of this quarter and the preliminary sales agreement for the first plot sold was executed in mid January.

Canteras Natal Crespo, Province of Córdoba. The preliminary guidelines for the development of the project have already been laid down. With the engagement of the Chilean architecture firm URBE a Master Plan has been developed. Filing of the applications for preliminary approval is underway, and the Municipality of La Calera has already approved the feasibility of the location for the projected real estate development and the feasibility of its electric power requirements. The project will be characterized by its attractive and varied offer of residential plots and areas of low and medium density housing. Each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the Province of Córdoba.

Solares de Santa María, City of Buenos Aires, (formerly, Santa María del Plata). Solares de Santa María is a 70-hectare property facing the River Plate, located in the south border of Puerto Madero (at 10 minutes’ distance from the Government House) where we plan to start developing an urban project through our subsidiary Solares de Santa María S.A., in which we hold a 90% equity interest. The project has been designed with a residential profile and also features mixed uses, including offices, retail stores, hotels, sports and sailing clubs and service support areas such as a school, supermarket, parking areas, etc., and has been conceived as a new neighborhood in the City of Buenos Aires.

Since its purchase in 1997, we followed the application process for obtaining validation and approval of the project before the governmental authorities of the City of Buenos Aires. So as to optimize and achieve project start-up, while such consents and authorizations are obtained the Company has made contacts with investors with international experience in this kind of real estate development.

Recently, in November 2007, the Executive Branch of the Government of the City of Buenos Aires approved the project through Decree 1584/20072. The approval was made in compliance with the standards of the urban design previously approved by the Urban Planning Council of the Executive Branch, and was passed upon by all competent authorities. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site will be donated for public use and convenience (357,975 sqm) in which common recreational green and sailing areas, roads, pedestrian lanes, etc. will be constructed. However, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires.

This notwithstanding, the Decree has been challenged in court in its formal and procedural aspects, but the authorities have not rendered a decision in connection with this challenge yet. In this sense, we shall evaluate in due course the actions to adopt in order to protect our vested rights.

El Rancho, San Carlos de Bariloche. On December 14, 2006, we acquired through our hotel operator subsidiary Llao Llao Resorts S.A., a 129,533 sqm. plot located in the city of San Carlos de Bariloche, in the Province of Rio Negro. The total purchase price was US$ 7.0 million, US$ 4.2 million of which were paid in cash and the balance of US$ 2.8 million was financed through a mortgage payable in 36 equal, consecutive, monthly installments of US$ 0.086 million each. The plot is located on the shore of Gutierrez Lake, in the surroundings of the Llao Llao Hotel, in an unequalled natural frame, and has a 1,000 sqm. chalet designed by architect Ezequiel Bustillo. The Company is evaluating the possibility of developing a condo hotel on the site.

Organization of IRSA-CYRELA and Vicente Lopez residential project. IRSA-CYRELA (CYRSA), our developer of residential units for Argentina recently organized in partnership with the Brazilian developer CYRELA, continues to make progress in its first residential project to be developed in a plot of more than 22,000 square meters in the district of Vicente López. The project will involve a new concept of residential complexes focused on the use of common spaces, and will be one of the most significant developments in the Greater Buenos Aires area.

Below is a detail of the sales and properties being developed by IRSA as of December 31, 2007.

[2]

On December 21, 2007 we filed a note with the Argentine Securities Commission and the U.S. Securities and Exchange Commission with a detail of the degree of progress of the consent proceedings relating to Solares de Santa María.

Sales

SALES	Accumulated Sales as of (Ps. 000)
	12.31.2007	12.31.2006	12.31.2005	12.31.2004	12.31.2003
Residential Apartments
Torres Jardín	16	—	—	—	—
Torres de Abasto	295	—	—	11	—
Edificios Cruceros	—	3,262	—	—	—
Alcorta Plaza (1)	—	—	22,986	—	—
Proyecto Rosario	3,428	—	—	—	—
Minetti D	49	—	—	—	—
Torres Renoir II	41,808	—	—	—	—
Alto Palermo Park	—	—	63	—	—
Barrio Chico	855	—	—	—	—
Other	—	—	—	—	112
Residential Communities
Abril / Baldovinos (1) (2)	1,756	1,121	2,823	1,519	2,588
Villa Celina IV y V	—	—	—	—	23
Land Reserve
Canteras Natal Crespo	21	59	—	—	—

Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	14,783	26,206	—	23,624	—
Madero 1020	—	—	—	1,806	4,774
Other	—	105	1	—	312

TOTAL	63,011	30,753	27,706	26,960	13,020

Notes:

(1)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. It includes the sale of shares of stock of Abril.
(2)	Includes income from the sale of dormies.

Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 (Ps. 000) (6)			Book Value Ps./000 (7)
									2007	2006	2005
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.8%	70,081	16	—	—	466
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.0%	109,561	295	—	—	368
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.4%	18,414	—	3,262	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	93.3%	10,267	855	—	—	3,199
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.9%	11,675	49	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.0%	47,920	—	—	63
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100.00%	15.00%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	92.00%	76.4%	—	—	—	—	—
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.0%	41,808	41,808	—	—	41,168
Arcos 2343	07/2002	144	90	1	100.00%	100.00%	100.00%	112		—	—	—
Yerbal 855		—	—	—	0.00%	0.00%	0.00%	—		—	—	—
Dorrego 1916		31,101	18,061	162	100.00%	100.00%	100.00%	36,110		—	—	13
Other Residential Apartments (10)		31,245	18,151	163	100.00%	100.00%	100.0%	36,222	—	—	—	13

Subtotal Residential Apartments		319,055	128,554	1,583				345,948	43,023	3,262	63	68,422
Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95.9%	220,151	1,756	1,121	2,823	8,500
Benavidez (15)	11/18/97	20,544	989,423	110	100.00%	97.00%	100.0%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100.0%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783				255,438	1,756	1,121	2,823	18,538
Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.0%	—	—	—	—	54,801
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.1%	22,815	—	—	—	36,683
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.0%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.0%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.93%	0.00%	0.0%	198	21	59	—	5,555
Terrenos Alcorta	07/07/98	—	1,925	—	67.67%	0.00%	100.0%	22,969	—	—	22,986
Terreno Rumaala	01/16/07	—	29,564	—	100.00%	0.00%	0.0%	—	—	—	—	60,470
Terreno Rosario		—	40,495	—	67.67%	0.00%	19.8%	3,428	3,428	—	—	20,288
Other Land Reserves (12)		—	14,328,096	—	90.09%	0.00%	1.8%	—	—	—	—	37,054

Subtotal Land Reserves			20,798,681	—				80,410	3,449	59	22,986	372,353
Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.0%	11,745	—	—	1,833	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.0%	16,471	—	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.0%	106,421	14,783	26,206	—	—
Other (13)		23,871	11,352	61	100.00%	80.00%	88.2%	30,310	—	105	1	1,595

Subtotal Other		66,420	30,632	73				164,947	14,783	26,311	1,834	1,595

TOTAL (14)		544,166	23,490,538	3,439				846,743	63,011	30,753	27,706	460,908

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation up to 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the Company’s total sales consolidated by the RT4 method adjusted for inflation up to 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at December 31, 2007, adjusted for inflation up to 02/28/03.
(8)	Through APSA.
(9)	Through IBSA.
(10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold).
(11)	Directly through IRSA and indirectly through IBSA. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Islaa Sirgadero, San Luis, Intercontinental Plaza II (through IBSA), Caballito and the Coto Project (through APSA).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment recorded a 21.3% increase, from Ps.62.7 million in the first semester of fiscal year 2007 to Ps.76.0 million in the same period of this fiscal year.

This rise was due to both the occupation and the average price rate increase. During the first six months of fiscal year 2008, the accumulated average occupancy rate in our hotels was 79.5%, compared to 74.5% in the same period of the previous year. Price rates were highly favored, as they recorded a 16.9% increase compared to the same period of the previous year. The average price per room rose from Ps.470 for the second quarter of fiscal year 2007 to Ps.549 for the second quarter of fiscal year 2008.

In view of the consolidation of the excellent performance of the hotel business in recent years, fueled by local and international tourism, before the closing of this quarter we concluded the expansion works for the construction of 43 new rooms in the Llao Llao hotel, following the traditional characteristics of this establishment. Therefore, the hotel now has 201 rooms. We have also continued improvement and refurbishment works at the Sheraton Libertador Hotel, with a degree of work progress of 50% and estimated completion date by the end of fiscal year 2009, and at the Intercontinental Hotel, with a degree of work progress of 70% and estimated completion date by mid fiscal year 2009.

The following chart shows information regarding our hotels for the six-month period ended December 31, 2007.

Hotels

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of December 31 (Ps. 000)			Book Value as 12/31/07 (Ps. 000)
						2007	2006	2005
Intercontinental (3)	11/01/97	76%	309	74.5%	472	28,385	22,147	19,695	60,524
Sheraton Libertador (4)	03/01/98	80%	200	90.3%	393	17,594	15,480	13,084	44,581
Llao Llao (5)	06/01/97	50%	201	76.6%	903	29,995	25,024	20,240	84,946
Terrenos Bariloche (5)	12/01/06	50%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	79.5%	549	75,974	62,651	53,019	211,951

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Repayment of Debt. On October 29, 2007 the Company repaid principal for US$ 24.3 million and made interest payments of US$ 0.3 million through the redemption of its Series Secured 3 Notes issued under the Indenture dated September 7, 2000, as amended by the Fourth Amendment to the Indenture, dated November 21, 2002. In addition, a Loan Agreement dated November 21, 2002 was fully repaid, for a total of US$ 15 million as principal and US$ 0.2 as interest.

Consolidated Financial Debt. As of December 31, 2007, IRSA’s total financial debt amounted to US$165.6 million and the Company’s total consolidated financial debt (including APSA but excluding Tarshop) amounted to US$354.1 million. The following table shows the composition of IRSA’s and APSA’s debt:

IRSA’s Debt (excluding APSA)	Outstanding Principal Amount (MM)		Interest Rate	Maturity
Edificio Bouchard mortgage	USD	1.78	8.50%	May-08
Purchase of shares in Palermo Invest S.A.	USD	6.00	9.00%	Oct-09
Llao Llao mortgage	USD	1.85	7.00%	Dec-09
Hoteles Argentinos secured loan	USD	6.00	Libor + 700 bps	Mar-10
IRSA’s Notes	USD	150.00	8.50%	Feb-17
Total Debt	USD	165.63

APSA’s Debt(1)	Outstanding Principal Amount (MM)		Interest Rate	Maturity
Seller Notes	USD	4.00	6.00%	Dec-08
Series I Notes	USD	120.00	7.88%	May-17
Series II Notes	USD	48.90	11.00%	Jun-12
Total Debt	USD	172.90
APSA’s Convertible Notes(2)	USD	15.52	10.00%	Jul-14

(1)	Excludes Tarjeta Shopping’s debt.
(2)	31,738,262 of APSA’s Convertible Notes are held by IRSA.

Series I and II Notes relate to the respective Series No. 1 and Series No. 2 Notes issued under the US$ 200 million Global Note Program authorized by the Argentine Securities Commission under Resolution No. 15,614 dated April 19, 2007.

Conversion of Convertible Notes, Exercise of Warrants and Repayment of Outstanding Convertible Notes. On November 14, 2007 the Convertible Notes issued on November 14, 2002 expired. The Convertible Notes were governed by the laws of the State of New York and accrued interest at a rate of 8% (payable semi-annually) and were convertible at a price of US$ 0.545 per share of US$1.00 par value (1.8349 shares per Convertible Note). In addition, the warrants attached to the Convertible Notes that entitled their holders to purchase 1.8349 shares of US$1.00 par value at a price of US$ 0.654 each, also expired.

As of December 31, 2007, there were no Convertible Notes or warrants outstanding, and the number of outstanding shares was 578,676,460.

IRSA Inversiones y Representaciones Sociedad Anónima

Credit Rating Upgrading. After the closing of the quarter, on February 1, 2008 Fitch Ratings announced the upgrading of the Company’s international credit rating from B to B+ and its national credit rating from A- to AA-.

Below are the main comments of its announcement:

“All ratings have a stable outlook.”

“The upgrading of IRSA’s ratings reflects an increase in the Company’s cash flow generation capacity and the financing obtained by IRSA and its subsidiary, APSA, in 2007, that improved IRSA’s debt profile and reduced its refinancing risk”.

“The credit ratings are backed by IRSA’s strong position in the Argentine real estate market,” where the Company obtained highly favorable cash flow results in its shopping center and office building segments and “its portfolio of properties strategically located in the City of Buenos Aires, that might increase the Company’s liquidity if sold or used for new developments.”

IRSA issues new shares. On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved a capital stock increase through the issuance of up to 280 million shares of common stock. In turn, the Shareholders’ Meeting approved the issuance of warrants to subscribe shares in the Company’s common stock free of charge, which may be exercised by those who subscribed the capital stock increase. These warrants entitle subscribing shareholders to one share every three subscribed shares. As of the date hereof, we have decided to postpone this procedure up and until we see an improvement in the prevailing market conditions.

APSA – Distribution of Dividends. On November 9, 2007, as resolved by the Shareholders’ Meeting, a cash dividend of Ps. 55.7 million was paid, which represents Ps. 0.07 per share.

VI. Brief comment on prospects for the next quarter

Economic activity in Argentina has continued to grow at high rates for the fifth consecutive year. The main drivers of this expansion process are consumption and investment, variables that have a highly positive impact on our business. Although the current international scenario shows signs of deceleration in economic growth, Argentina is well positioned to face this situation, given its sound fiscal support and sustained world demand for agricultural products, which are the main components of Argentine exports. For this reason, the outlook for fiscal year 2008 continues to be favorable.

The success obtained in the positioning and in the sales of our Shopping Centers encourages us to continue improving our vast variety of commercial proposals, suited to the needs of consumers and latest trends. In the near future we intend to continue to increase our portfolio of assets in this segment, through Panamerican Mall and Shopping Neuquén. Moreover, in line with our policy of continuously improving our portfolio, remodeling works are being performed to change the image of most of our shopping centers. Another key component of our business strategy is the presence of internationally and nationally reputed lessees; therefore, we will keep promoting their diversification and will foster the participation of top brands in our shopping centers, offering the best products in the market to our consumer public.

IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the office market, we believe that the level of prices per square meter will continue to rise on a sustained basis backed by the excessive demand and lack of vacancy. For this reason, we will continue to analyze the addition of new assets to our portfolio. Along these lines, we are building a 11,000 square meter building in Dique IV in Puerto Madero, and we hold a purchase option for the building known as “Edificio República”, one of the most modern and emblematic office buildings in the City of Buenos Aires, designed by the renowned architect César Pelli. Also noteworthy is the fact that the projected appreciation of the price per square meter has not been fully reflected in our financial statements, as the rates of the lease agreements for most of the properties in our asset portfolio have still not been reviewed. Consequently, we consider that the evolution of income from this business segment will be favorable over the next quarters of this fiscal year.

Finally, we must mention the huge growth potential of our Company which is materialized in its strategically located land reserves, such as the plots in Puerto Madero, Caballito, Neuquén, Rosario and Córdoba, among others. In the future we will continue developing these land reserves through our various lines of business. In this regard, as concerns the residential market, we will make further progress in the proceedings for urbanizing the Solares de Santa María site and the development of residential projects through the IRSA-CYRELA vehicle.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2007 and 2006 and the supplementary notes 1 to 23 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2007, and the consolidated statements of income and of cash flows for the six-month periods ended December 31, 2007 and 2006, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We consider that our limited review provide a reasonable basis for our report.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report on July 30, 2007, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2007.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2007, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 343, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2008.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. José Daniel Abelovich Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name: Saúl Zang Title: Vice Chairman of the Board of Directors

Dated: February 18, 2008